903657
0-22774

3-1-02

02026547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Russel Metals Inc.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.]

Russel Metals

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Russel Metals Inc. (the "Company") will be held in the Ketchum Room, The Toronto Board of Trade, 1 First Canadian Place, 3rd Floor, Toronto, Ontario at 4:30 o'clock in the afternoon (Toronto time) on Monday, April 22, 2002 for the following purposes:

1. To receive and consider the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001 together with the report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and to authorize the directors to fix their remuneration; and
4. To transact such further or other business as may properly come before the meeting or any postponement or adjournment thereof.

By Order of the Board,

WILLIAM M. O'REILLY,
Secretary

Mississauga, Ontario
February 22, 2002

__NOTE:__

Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. Proxies to be used at the meeting must be deposited with the Company or with CIBC Mellon Trust Company not less than 24 hours preceding the meeting or any postponement or adjournment thereof.

RUSSEL METALS INC.

MANAGEMENT PROXY CIRCULAR

Management Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the Management of Russel Metals Inc. (the "Company") for use at the annual meeting of shareholders of the Company, or at any postponement or adjournment thereof, to be held on Monday, April 22, 2002 at 4:30 o'clock in the afternoon (Toronto time) in the Ketchum Room, The Toronto Board of Trade, 1 First Canadian Place, 3rd Floor, Toronto, Ontario for the purposes set out in the foregoing notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by officers, employees and agents of the Company. The cost of the solicitation of proxies will be borne by the Company.

Appointment and Revocation of Proxies

The persons designated in the enclosed form of proxy will represent Management at the meeting. **A shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy to attend and to act for the shareholder on the shareholder's behalf at the meeting. Such right may be exercised by inserting in the space provided in the form of proxy the name of the other person whom the shareholder wishes to appoint as nominee. Proxies to be used at the meeting must be deposited with the Company or with CIBC Mellon Trust Company not less than 24 hours preceding the meeting or any postponement or adjournment thereof.**

A shareholder who has given a proxy may revoke it:

a) by depositing an instrument in writing executed by the shareholder who has given the proxy or by the shareholder's attorney authorized in writing, or, if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation

   (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or

   (ii) with the Chairman of the meeting on the day of the meeting or any postponement or adjournment thereof; or

b) in any other manner permitted by law.

Voting and Discretion of Proxies

On any ballot that may be called for, the shares represented by proxies in favour of the persons named by Management on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions specified by shareholders in the forms of proxy.

When a shareholder has not specified in the form of proxy whether the named proxy nominees are required to vote or withhold from voting with respect to the election of directors or with respect to the appointment of auditors or the manner in which the named proxy nominees are required to vote on any other matter identified in the form of proxy, the shares represented by such proxy will be voted in favour of the election of the nominees named in this Management Proxy Circular and the appointment of auditors and in favour of the other matters identified in the form of proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the notice of meeting or other matters that may properly come before the meeting. At the date of this Management Proxy Circular, Management is not aware of any such amendments or other matters to come before the meeting.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of: (i) an unlimited number of common shares ("Common Shares") without nominal or par value; (ii) an unlimited number of preferred shares without nominal or par value designated as Class I preferred shares, issuable in series; and (iii) an unlimited number of preferred shares without nominal or par value designated as Class II preferred shares, issuable in series.

As of February 22, 2002, 37,981,501 Common Shares and 1,200,000 7.5% Cumulative Redeemable Convertible Class II preferred shares, Series C ("Series C Shares") are outstanding. Holders of record of outstanding Common Shares at the close of business on March 18, 2002 (the "record date") will be entitled to one vote for each Common Share held. A transferee of shares acquired after the record date is entitled to vote those shares at the meeting if the transferee produces properly endorsed share certificates for such shares or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote at the meeting.

To the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over the outstanding Common Shares carrying more than 10% of the votes attached to the Common Shares of the Company other than the investment advisory firm Hamblin Wasta Investment Counsel Ltd. ("HWI"), which beneficially owns or exercises control or direction over 9,358,200 Common Shares representing approximately 25% of the outstanding Common Shares.

Election of Directors

The Articles of the Company currently provide that the board of directors shall consist of a minimum of seven and a maximum of 12 directors and the by-laws make similar provision. The number of directors is currently fixed at eight. Each person whose name appears below is proposed to be elected as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed. If a poll is demanded, the shares represented by proxies in favour of Management nominees will be voted in favour of the election of such nominees unless a shareholder has specified in a form of proxy that the shareholder's shares are to be withheld from voting in the election of directors. In the event that any vacancy occurs in the slate of such nominees, proxies in favour of Management will be voted for another nominee in the discretion of Management unless the shareholder has specified in the proxy that the shareholder's shares are to be withheld from voting in the election of directors.

Name, position with the Company and principal occupation	Period served as Director	Approximate number of voting shares of the Company beneficially owned, directly or indirectly, or controlled or directed
CARL R. FIORA Director; Corporate Director	Since May 11, 1994	3,000 Common Shares
MARTIN H. FREEDMAN Director; Partner, Aikins, MacAulay & Thorvaldson (barristers and solicitors)	Since May 8, 1986	1,115 Common Shares
ANTHONY F. GRIFFITHS Director; Chairman of the Board; Corporate Director	Since May 14, 1997	50,000 Common Shares
ROBBERT HARTOG Director; President, Robhar Investments Ltd. (private investment company)	Since May 14, 1997	92,850 Common Shares
LISE LACHAPELLE Director; Corporate Director	Since May 15, 1996	5,000 Common Shares
JOHN W. ROBINSON Director; Corporate Director	Since May 11, 1995	5,000 Common Shares
EDWARD M. SIEGEL, JR. Director, President and Chief Executive Officer	Since May 6, 1998	590,165 Common Shares
ARNI C. THORSTEINSON Director; President of Shelter Canadian Properties Limited (real estate development and management company)	Since May 10, 1985	18,820 Common Shares

Each of the foregoing persons was elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated to shareholders a management proxy circular. Mr. Griffiths is an independent consultant who serves on the board of directors of various subsidiary companies of Fairfax Financial Holdings Limited ("Fairfax"). Mr. Hartog is a director of Fairfax. Fairfax is the controlling shareholder of HWI, which in turn holds approximately 25% of the outstanding Common Shares. See "Voting Shares and Principal Holders Thereof".

The Company is required to have an Audit Committee of the Board of Directors. M. H. Freedman, R. Hartog, L. Lachapelle (Chair of the Committee) and J. W. Robinson are the members of the Audit Committee.

Other committees of the Board are the Management Resources and Compensation Committee, the Corporate Governance Committee and the Environmental Management and Health & Safety Committee. Information relating to the composition and mandate of these committees is described under "Executive Remuneration", the table "The TSE Corporate Governance Guidelines" and the paragraph immediately following such table.

Executive Remuneration

Composition of the Management Resources and Compensation Committee

The Company's Management Resources and Compensation Committee is comprised of four non-employee members of the Board of Directors, C. R. Fiora, R. Hartog, A. F. Griffiths, and A. C. Thorsteinson (Chairman of the Committee). It is the responsibility of the Committee to review the compensation policies and levels for the Company's executive officers, to ensure that such compensation is competitive and reasonably related to personal and corporate performance, and to make recommendations to the Board of Directors with respect to such matters. The Committee meets as required, but not less frequently than annually. The Management Resources and Compensation Committee met six times during 2001.

Report of the Compensation Committee with Respect to Executive Compensation

The Company's executive compensation policies and practices are designed to provide a competitive level of total compensation, to recognize and reward superior performance by individual executives and to foster a common perspective between the Company's executive officers and its shareholders. The key components for executive officer compensation are base salary, short-term incentives in the form of cash bonus opportunities based on earnings per share, and long-term incentives in the form of stock options. Pay for performance is an important underlying principle of the Company's executive compensation philosophy, with the result that variable compensation can represent a substantial proportion of total compensation in a successful year.

The Committee uses various information sources, including independent consultants, to monitor the competitive position of the Company's salaries, bonus plans and stock-based incentives, and to assess the effectiveness of the Company's incentive plans in contributing to corporate performance. The Committee uses comparative data to ensure the ability of the Company to attract, retain and motivate key executives. The comparative group includes large autonomous industrial companies in Canada and the United States and other companies operating in the metals industry in North America.

The Company's executive compensation policies provide for base salaries which are competitive with similar positions in the comparative group. Individual levels, which are reviewed annually, may vary from this objective, depending upon the particular experience and other qualifications of the individual, sustained performance level, length of service and other relevant factors.

Short-term incentive bonuses are paid shortly following the year in which they are earned. Short-term bonuses are linked primarily to the attainment of specific annual profitability and strategic goals of the Company, including performance relative to industry comparators. In 1996, the Committee established a Management Incentive Compensation Plan for executive officers, tying the majority of short-term cash bonuses to profit sharing based on earnings per share over a minimum threshold.

The Committee regards stock options as an effective means of motivating executive performance by linking total compensation with long-term share performance. Options granted to executives under the Company's share option plan generally become immediately exercisable with respect to 20% of the optioned Common Shares and exercisable as to an additional 20% following each of the first, second, third and fourth anniversaries of the date of grant. The options have an exercise price equivalent to the prevailing market price at the date of the grant and typically have a term of not less than five nor more than 10 years. The Committee has adopted stock option guidelines which provide for annual grants that are competitive with Canadian corporations within the comparator group. The amount and terms of outstanding options are among the factors which are considered by the Committee in making recommendations to the Board with respect to the grant of additional options.

The current annual salary of the Chief Executive Officer was increased effective January 1, 2000. The amount is considered by the Committee to be appropriate based on the Chief Executive Officer's performance and industry comparative data. To relate the total compensation of the Chief Executive Officer with the current financial and strategic performance of the Company, the Board may authorize the payment of incentive bonuses. A bonus of U.S. $337,500 was paid to Mr. Siegel as Chief Executive Officer for the 2001 fiscal year. In addition, Mr. Siegel was granted options to purchase 250,000 Common Shares in 2001.

Submitted on behalf of the Management Resources and Compensation Committee:

C. R. Fiora
R. Hartog
A. F. Griffiths
A. C. Thorsteinson (Chairman)

Performance Graph

The following graphs show a comparison over the five year period ended December 31, 2001 of the value of $100.00 originally invested in the Company's Common Shares and Class II Preferred Shares Series C respectively and the TSE 300 Composite Index and in each case assuming reinvestment of cash dividends paid.



$200
$150
$100
$50
TSE 300
Russel Metals - Common Shares
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

TSE 300	$100.00	$114.98	$113.16	$149.04	$160.08	$139.96
Russel Metals (Common)	$100.00	$135.38	$107.69	$118.15	$ 93.00	$122.49



$200
$150
$100
$50
TSE 300
Russel Metals - Preferred Shares
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

TSE 300	$100.00	$114.98	$113.16	$149.04	$160.08	$139.96
Russel Metals (Preferred)	$100.00	$113.18	$111.02	$124.69	$127.42	$147.54

Summary Compensation Table

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the other named executive officers of the Company as required by applicable securities legislation.

	Annual Compensation				Long-Term Compensation	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Securities Under Options Granted[1]**	**All Other Compensation**
Edward M. Siegel, Jr.[2] President and Chief Executive Officer	2001 2000 1999	$450,000 $450,000 $412,500	$337,500 $487,489 $556,875	$25,939 $25,735 $34,704	250,000 175,000 100,000	$34,567 $34,567 $33,092
Brian R. Hedges Executive Vice President and Chief Financial Officer	2001 2000 1999	$350,000 $348,557 $274,615	$157,500 $227,500 $222,750		100,000 50,000 30,000	$25,032 $26,583 $21,583
Marion E. Britton Vice President, Controller and Assistant Secretary	2001 2000 1999	$141,617 $138,000 $134,250	$ 36,107 $ 65,300 $ 88,641		12,500 12,500 5,000	$ 7,175 $ 7,000 $ 6,800

(1) The numbers shown indicate the number of Common Shares in respect of which options were granted to the named executive officer during the year in question.

(2) Compensation for Mr. Siegel is paid in U.S. Dollars and thus is reported in U.S. Dollars.

Options Granted During 2001

The following table sets out options granted by the Company to the named executive officers during 2001 to purchase Common Shares of the Company.

Name	Common Shares Under Options Granted	% of Total Options Granted to Employees in 2001	Exercise or Base Price per Common Share	Market Value of Common Shares on the Date of Grant	Expiration Date M/D/YR
Edward M. Siegel, Jr.	250,000	44.72%	$3.00	$3.00	02/12/2011
Brian R. Hedges	100,000	17.89%	$3.00	$3.00	02/12/2011
Marion E. Britton	12,500	2.24%	$3.00	$3.00	02/12/2011

All of the above options, are immediately exercisable with respect to 20% of the optioned Common Shares, and exercisable as to an additional 20% following each of the first, second, third and fourth anniversaries of the date of grant.

Aggregate Stock Option Exercises During 2001 and Value of Options at December 31, 2001

The following table sets out certain information with respect to Common Shares under option to the named executive officers as at December 31, 2001. No options to purchase Common Shares were exercised by the named executive officers during 2001.

	Unexercised Options at December 31, 2001		Value of Unexercised in-the-money Options at December 31, 2001	
Name	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Edward M. Siegel, Jr.	360,000	365,000	$49,000	$138,500
Brian R. Hedges	147,000	128,000	17,600	53,400
Marion E. Britton	24,500	20,500	2,600	7,150

Note: Based on the closing price of a Common Share on The Toronto Stock Exchange on December 31, 2001 of $3.60.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

The aggregate maximum amount outstanding during 2001, for all officers, directors and employees, of indebtedness to the Company and its subsidiaries in connection with the purchase of any securities of the Company or any of its subsidiaries was US $450,000 and CDN $75,000. The following table sets out certain particulars with respect to such indebtedness.

Name of Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001	Amount Outstanding as at February 22, 2002	Financially Assisted Securities Purchased During 2001	Security for Indebtedness
Edward M. Siegel, Jr.,(1)(2) President & CEO	Loan from Fedmet International Corporation	$450,000	$450,000	169,828 Common Shares	—
Brian R. Hedges,(1)(3) Executive Vice-President & CFO	Loan from Russel Metals Inc.	$ 75,000	NIL	NIL	—

(1) In 2000, the Company agreed to lend, directly or through subsidiaries, monies to its CEO and CFO to assist them in purchasing Common Shares in the market. All loans for the named executive officers are evidenced by promissory notes which are due and payable upon the earlier of (a) the due date; (b) 30 days following the date of termination of employment for any reason whatsoever other than death, (c) one year following the date of death, and (d) three business days following the sale of the shares purchased with the loan proceeds.

(2) Mr. Siegel's loan is in US dollars and thus is reported in US dollars. Mr. Siegel's loan is payable on November 16, 2003 and bears interest at a rate equal to the short-term Applicable Federal Rates as published by the Internal Revenue Service for quarterly interest payments, per annum, calculated and payable quarterly in arrears on the last day of each quarter.

(3) Mr. Hedges' loans beared interest at a rate equal to the prescribed rate of interest set quarterly by Canada Customs and Revenue Agency applicable to employee loans, calculated and payable quarterly in arrears on the last day of each quarter.

Defined Benefit Pension Plans

The Company provides retirement benefits in the form of pensions from the Company's registered pension plans.

Mr. Siegel participates in the Company's defined contribution plan covering the U.S. employees of its affiliated group of companies. The Company makes contributions based on a percent of Mr. Siegel's compensation and contributions up to a maximum each year. The maximum for 2001 was US $6,800. All contributions are vested immediately.

Mr. Hedges and Ms. Britton participate in a defined benefit final average formula plan which will provide an annual pension equal to 1.3% of pensionable earnings up to the Canada Pension Plan maximum pensionable earnings level and 2% of pensionable earnings above such level based on the highest consecutive 60 months pensionable earnings, for each year of credited service. The normal form of benefit payable at age 65 is a life annuity guaranteed for 120 months or a joint and survivor pension equal to 60% of the individual's pension entitlement. The credited years of service for Mr. Hedges and Ms. Britton to December 31, 2001 are 7.5 and 17 years, respectively.

The defined benefit pension entitlements referred to above are, in each case, subject to a limit of $1,722 for each year of credited service. There are no offsets to the benefits from any of the foregoing plans. The following table illustrates the annual pension payable from the defined benefit plan for various periods of service, assuming retirement at age 65 and annual remuneration in excess of $125,000.

Years of Service					
10	15	20	25	30	35
$17,220	$25,830	$34,440	$43,050	$51,660	$60,270

Mr. Hedges has entered into a supplementary retiring allowance agreement with the Company, particulars of which are set out below. Based upon current salary levels and Canada Pension Plan benefits, the estimated annual benefit payable upon retirement at normal retirement age to Mr. Hedges under the Company's registered pension plans referred to above and the supplementary retiring allowance agreement discussed below is $200,700.

Employment, Retiring Allowance and Change of Control Agreements

In August of 1997, the Company entered into an employment agreement with Mr. Siegel which provided for his employment as President and Chief Executive Officer of the Company effective August 12, 1997. The agreement provided for compensation with respect to Mr. Siegel's annual base salary, bonus entitlement (expressed as a variable percentage of his base salary which increases with the level of basic earnings per share of the Company) and grant of options to acquire Common Shares. Mr. Siegel's salary, bonus and stock option awarded for 2001 is disclosed in the compensation table for named executive officers. Pursuant to the agreement, Mr. Siegel is entitled to be compensated for the difference in effective income tax rates in Canada and the United States. Mr. Siegel is entitled to benefits similar to those enjoyed by the Company's other executive officers pursuant to the Company's normal benefit plans, practices and policies. Mr. Siegel's employment agreement provides for the payment of severance pay in the event his employment is terminated without just cause, in an amount equal to two times his annual salary.

The Company has entered into a supplementary retiring allowance agreement with Mr. Hedges (the "executive officer"). Under such agreement he becomes entitled to a maximum annual pension at age 65 equal to the product obtained by multiplying 3% of 12 times the average of the executive officer's monthly salary for the 36 consecutive month period during which he obtained his highest salary, by the number of years of service (to a maximum of 20, including periods of permanent disability), less the annual amount of his pension under the Company's registered pension plans, and less the amount of the Canada Pension Plan pension benefit payable on the date of retirement. If the executive officer ceases to be employed by the Company prior to age 65 and he elects to accelerate the payment of his supplementary pension, the annual amount to which he will be entitled will be reduced by ½ of 1% for each calendar month prior to the first month in which he would be 65 years of age. On the death of the executive officer following retirement, his surviving spouse would become entitled to a pension of ⅔ of the supplementary pension of the executive officer. If there is no surviving spouse, a lump sum is payable to a named beneficiary in the amount of 60 times the monthly pension benefit, less any amount paid to the executive officer during his lifetime pursuant to the supplementary retiring allowance agreement. The agreement also provides for payment in the event of death and for payments in the event of termination of employment without just cause following a change of control of the Company. Payments under the supplementary retiring allowance agreement are paid when due out of the general funds of the Company.

A subsidiary of the Company has signed an agreement with Mr. Siegel to fund a Split Dollar Whole Life Insurance Policy. The agreement requires the subsidiary to pay up to US $200,000 per year for approximately 13 years to fund a Whole Life Insurance Policy for US $6.5 million. The premiums paid by the subsidiary will be reimbursed from the insurance proceeds or from the excess cash surrender value commencing when the Whole Life Insurance Policy has been fully funded.

The Company has entered into change of control employment agreements with Messrs. Siegel and Hedges providing for the continued employment of Mr. Siegel for two years and Mr. Hedges for three years following a change of control and for severance payments in certain circumstances in the event of the termination of their employment within such period. Such circumstances include termination of employment (other than for just cause, disability or retirement) or termination of employment of the executive officer for good reason.

A "change of control" includes the acquisition of effective control of the Company by a person or group of persons acting in concert and a determination by the directors of the Company that a change of control has occurred or is about to occur. For such purpose, any person or group holding securities of the Company which entitle such holder or holders to cast more than 25% of the votes attaching to all shares in the capital of the Company which may be cast to elect directors of the Company shall be deemed to be in a position to exercise effective control of the Company. A change of control will also have occurred if incumbent directors cease to constitute a majority of the Board of Directors of the Company. Upon termination in the foregoing circumstances, Mr. Siegel is entitled to receive a lump sum payment of two, and Mr. Hedges is entitled to receive a lump sum payment of three, times their then current salary, including amounts estimated to be payable pursuant to any profit sharing, incentive compensation or bonus program. The executive officers are also entitled to receive an amount on account of the value of all options or other rights to acquire shares of the Company held by them or to which they would have been entitled, an amount on account of pension benefits to which they would have been entitled and certain other benefits.

Statement of Corporate Governance Practices

The Corporate Governance Committee of the Board of Directors is comprised of C. R. Fiora, A. F. Griffiths (Chairman of the Committee), L. Lachapelle, and A. C. Thorsteinson.

During 2001, there were seven Board of Directors meetings held. Attendance was 93% as two directors missed one board meeting each and one director missed 2 meetings. In addition, there were 13 committee meetings held and attendance was 96%, as only two directors missed one committee meeting each.

The Toronto Stock Exchange (the "TSE") requires that the Company disclose on an annual basis its approach to corporate governance. The Corporate Governance Committee has considered the Company's corporate governance practices in light of the TSE guidelines on Corporate Governance (the "Guidelines"). Based on the Report of the Corporate Governance Committee, the Board is satisfied that the Company's governance practices are appropriate to the Company and that the Board operates effectively and independently of management. The following is a complete description of the Company's system of corporate governance. Disclosure has been made with specific reference to each of the Guidelines set out in Section 474 of the TSE Company Manual.

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors.

TSE Corporate Governance Committee Guidelines	2001 Disclosure Statement
1. The board should explicitly assume responsibility for stewardship of the Company and in particular:	
(a) Adoption of a strategic planning process	The Board looks to Management to provide it with regular reports on the Company's activities and performance and to bring to its attention any significant issues facing the Company.
(b) Identification of principal risks and the implementation of appropriate systems to manage these risks	Principal risks are identified through the strategic planning process with Management. Also, the Audit Committee deals with financial risks including controls and investments. The Environmental Management and Health & Safety Committee deals with risks involving environmental issues and occupational health and safety, including compliance with applicable legislation and programs to address these issues, including safety measurement systems.
(c) Succession planning, including appointing, training and monitoring senior management	The mandate of the Management Resources and Compensation Committee includes the review of the compensation policies and levels for the Company's executive officers and recommendations to the Board with respect to such matters. The Committee is responsible for succession planning among the most senior members of management. It reviews the plan on an annual basis and the Company's needs to ensure that superior executive leadership skills will continuously be maintained.
(d) Communications policy	The Board of Directors has designated the CEO, and CFO as the primary contact point with analysts, investors and the media. In connection with financial information about the Company which is disseminated to the public, the Audit Committee is responsible for reviewing all material public disclosure documents, including the Annual Report to Shareholders, interim reports, annual

TSE Corporate Governance Committee Guidelines	2001 Disclosure Statement
	information forms, prospectuses and registration statements, before release to the public. The Company makes the above senior officers available to shareholders to discuss their concerns. Management reports to the Board any significant or common concerns raised with it by any of the Company's shareholders.
(e) The integrity of internal control and management information systems	The Audit Committee monitors the integrity of internal control and management information systems through discussions with management, internal and external auditors. The integrity of internal controls and management information systems is the responsibility of management.
2. Majority of directors are "unrelated"	The Board has considered the relationship of each of the directors to the Company and has concluded that all members of the Board, other than Mr. Siegel, are unrelated(1) for the purpose of the TSE Guidelines.
3. Disclose whether each director is "unrelated"	Mr. Siegel, the Company's President and Chief Executive Officer is the only related director. He was elected a director on May 6, 1998. None of the other directors has any material business or professional relationship with the Company. The Company does not have a significant shareholder as defined in the TSE Guidelines(2).
4. Appoint a committee responsible for appointing/assessment of directors composed of a majority of unrelated directors	The Corporate Governance Committee is responsible for the appointment and assessment of directors. This Committee is responsible for identifying possible candidates for election or appointment to the Board and evaluating their credentials. It recommends suitable candidates to the full Board. On the recommendation of the Corporate Governance Committee, the Board has adopted the policy of requiring each director to provide to the Chairman of the Corporate Governance Committee, annually, written responses to a series of questions developed by the Committee for the purpose of assessing the effectiveness of the Board and of individual directors. The Committee has been charged with the responsibility for

(1) The TSE Report provides that: "An unrelated director or director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director".

(2) The TSE Report defines a significant shareholder as "a shareholder with the ability to exercise a majority of the votes for the election of directors attaching to the outstanding shares of the Company".

TSE Corporate Governance Committee Guidelines	2001 Disclosure Statement
	considering whether other assessment processes might be developed which would produce meaningful and actionable feedback. All members of the Committee are unrelated directors.
5. Orientation and education programs for new directors	New directors become acquainted with the Company's business and the industry in which it operates .through discussions with the Company's management and with other directors, including the Chairman and the President of the Company. In addition, new directors have participated in an introductory tour of the Company's principal metal service center operations in Canada and the United States, accompanied by senior management of the Company.
6. Reduction of number of directors to a number which facilitates more effective decision-making	The Company's articles require it to have a minimum of seven and a maximum of 12 directors. There are currently eight directors in office. The number of directors of the Company was reduced in 2000 from 11 to eight. The Board believes that a board with a number of directors within this range will allow it to operate effectively. They bring to the Company a balance of industry and operational expertise as well as backgrounds in other areas which the Board believes are of benefit to the Company.
7. Review compensation in light of responsibilities and risks	The Management Resources and Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the compensation of the Company's directors. The Board has considered the level of remuneration received by directors with a view to attracting and retaining the services of experienced and highly qualified independent directors. The fees paid to directors are comparable to other substantial, Canadian public companies, and directors are eligible to receive stock options on the basis outlined below. Accordingly, the Board is satisfied that the level and nature of remuneration that directors receive is appropriate. (See "Compensation of Directors" following this table for specific details on compensation).
8. Majority of committee members should be unrelated	Each committee is comprised of unrelated board members.
9. Appoint a committee responsible for the Company's corporate governance issues	The Company's Corporate Governance Committee is responsible for monitoring and evaluating the Company's governance system and proposing

improvements as appropriate. It also serves as a forum for concerns of individual directors of the Company about matters which may not be appropriate for discussion in full meetings of the Board, including the performance of the management or individual members of management or the performance of the board or individual directors. The Corporate Governance Committee is also responsible for recommending candidates for election or appointment to the Board. The Corporate Governance Committee, in co-operation with the other committees, has developed comprehensive written mandates for each of the Board committees, which have been adopted by the Board. It is also responsible for recommending to the Board the Company's response to the TSE Guidelines.

10. Define limits to management's responsibilities by developing mandates for:

(a) the Board

The Board's mandate to manage or supervise the management of the business and affairs of the Company is prescribed by corporate law. It discharges this responsibility by delegating to management responsibility for the day-to-day operation of the Company's business, by monitoring the Company's performance and by considering and approving the Company's strategic direction. The Board delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain of the issues facing the Company by smaller groups of directors. These committees are the Audit Committee, the Management Resources and Compensation Committee, the Corporate Governance Committee and the Environmental Management and Health & Safety Committee. The Board has not delegated to any of its committees the authority to make decisions, but rather each of the committees brings its recommendations to the full Board.

(b) the CEO

The Board has developed a written job description for the CEO and is satisfied that the functions and respective responsibilities of the Board and management are clearly understood and supported by all participants in the Company's governance.

TSE Corporate Governance Committee Guidelines	2001 Disclosure Statement
11. Establish procedures to enable the board of directors to function independently of management	Seven out of the eight directors currently in office are unrelated. This majority ensures that the Board can function independently from Management. In addition, the positions of Chairman and Chief Executive Officer are performed separately and further enhance the board's independence. A number of features of the Company's system of governance also contribute to the Board's independence from management. The Board has adopted a policy of meeting at least twice annually without management present. Board meetings are chaired by Mr. Griffiths in his capacity as the Chairman of the Board. In addition, the Board has established a Corporate Governance Committee, also chaired by the Chairman. The mandate of this Committee, which is discussed in more detail above, is largely focused on issues relating to the independence and effectiveness of the Board.
12. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors	The mandate for the Audit Committee includes responsibility for reviewing the Company's quarterly and annual financial statements and for monitoring the Company's internal control procedures. The Audit Committee meets regularly with the Company's external auditors without management being present. All members are outside directors.
13. Implement a system to enable individual directors to engage outside advisors, at the Company's expense	Each committee is entitled to engage outside advisors at the Company's expense in connection with its mandate. Directors may engage advisors at the Company's expense for other purposes with the concurrence of the chair of the Corporate Governance Committee.
14. Describe decisions requiring prior approval of the Board	The Board of Directors reviews and approves acquisitions and in addition all capital expenditures in excess of $0.5 million. It also reviews and approves changes in business focus, corporate financings and debt issues.
15. Discuss the board's expectations of management	The interaction between the Board of Directors and management challenges management to proactively manage the cyclical nature of the business to ensure the maximizing of shareholder value.

Environmental Management and Health & Safety Committee

The mandate of the Environmental Management and Health & Safety Committee is to monitor and evaluate and, where necessary, to make recommendations to the Board for the purposes of ensuring that the Company conducts its activities in a manner which complies with applicable environmental and occupational, health and safety laws, and which minimizes adverse impact to the natural environment, or to the communities in which the Company resides.

Compensation of Directors

The Company paid an aggregate of $356,500 in respect of directors' fees during the financial year ended December 31, 2001. These fees, payable only to directors who are not full-time employees of the Company, represent an annual retainer of $20,000 per director and a $1,500 attendance fee per meeting of the Board or any committee thereof. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such. Each non-executive director normally resident in the U.S. is entitled to receive a travel fee of Cdn $1,500 for each meeting attended in person.

Mr. Griffiths is paid an annual fee of $100,000. This amount represents compensation for acting as Chairman of the Board, Chairman of the Corporate Governance Committee and a member of the Management Resources and Compensation Committee and is inclusive of all fees for attending board and committee meetings during the year.

The Company has a share option plan which provides non-executive directors with an initial grant of options to purchase 15,000 Common Shares upon being appointed to the board and thereafter, directors receive an annual grant of options to purchase 10,000 Common Shares when re-elected to the board. In April 2001, 70,000 options for Common Shares were granted to non-executive directors under this Plan at an exercise price of $3.50 per share.

Directors' and Officers' Liability Insurance

In January 2002, the Company renewed, for the benefit of the Company, its subsidiaries and their directors and officers and their respective spouses, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The total amount of insurance is $75 million and, subject to the deductible portion referred to below, up to the full face amount of the policies is payable, regardless of the number of directors and officers involved. The annual premium for the current policy period is $120,000. The policies do not specify that a part of the premium is paid in respect of either directors as a group or officers as a group. The policies provide a limit of $75 million per occurrence and in the aggregate. Each director and officer of the Company is covered to the extent of the face amount of the policies. However, in no event will the policies pay out, in the aggregate, more than $75 million during its annual term. The policies provide for deductibles as follows: (i) with respect to the directors and officers, there is no deductible applicable; and (ii) with respect to reimbursement of the Company, there is a deductible of $100,000 per occurrence.

Auditors

Appointment

Management proposes to nominate Deloitte & Touche LLP ("D&T") as auditors of the Company to hold office until the next annual meeting of shareholders. In the event a ballot is demanded, the shares represented by proxies in favour of Management nominees will be voted in favour of the appointment of D&T as auditors of the Company, unless a shareholder has specified in a proxy that his or her shares are to be withheld from voting in the appointment of auditors.

Audit Fees

The fees charged by D&T for audit services for the year ended December 31, 2001 were $555,000. The aggregate fees charged by D&T for all other non-audit services rendered by D&T for the fiscal year ended December 31, 2001 were $586,000. The non-audit services included audits of employee benefit plans of $41,800 and U.S. tax compliance work of $142,400.

Independence of Auditors

D&T and the audit committee of the Company have considered all relationships between D&T and its related entities and the Company and its related entities in light of the independence standards issued by the Independence Standards Board and have determined that the non-audit services provided by D&T to the Company are compatible with maintaining D&T's independence.

Availability of Disclosure Documents

The Company will provide to any shareholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last financial year together with the auditors' report thereon;

(iii) its Management Proxy Circular for its last annual meeting of shareholders; and

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

These documents are accessible from the Company's web site located at www.russelmetals.com.

Certificate

The contents and the sending of this Management Proxy Circular have been approved by the board of directors of the Company.

DATED the 22nd day of February, 2002.

WILLIAM M. O'REILLY,
Secretary

RUSSEL METALS INC.
PROXY
Annual Meeting of Shareholders
to be held on Monday, April 22, 2002

The undersigned shareholder of Russel Metals Inc. (the "Company") hereby appoints Anthony F. Griffiths, the Chairman of the Board of the Company, or failing him, Edward M. Siegel, Jr., the President and Chief Executive Officer of the Company, or instead of either of the foregoing, ____, as the nominee of the undersigned to attend and to act for and on behalf of the undersigned at the **annual meeting of the shareholders of the Company to be held on Monday, April 22, 2002**, and at any postponement or adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote as indicated below:

1. VOTE ☐ OR WITHHOLD FROM VOTING ☐ in the election of directors of the Company;
2. VOTE ☐ OR WITHHOLD FROM VOTING ☐ in the appointment of auditors of the Company and authorizing the directors to fix their remuneration; and
3. To vote at the discretion of the proxy nominee on any amendments to the foregoing and on such other business as may properly come before the meeting or any postponement or adjournment thereof.

This proxy is solicited on behalf of the Management of the Company. Shareholders have the right to appoint a person to represent them at the meeting other than nominees designated above and may exercise such right by inserting the name of their nominee in the blank space provided above for that purpose. Proxies to be used at the meeting must be deposited with the Company or with CIBC Mellon Trust Company not less than 24 hours preceding the meeting or any postponement or adjournment thereof.

DATED the ________ day of ______________________, 2002.

____
(Signature of Shareholder)

____
Name of Shareholder
(Please Print)

NOTES:

1. This proxy form must be signed by the shareholder or the shareholder's attorney authorized in writing, or, if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized.
2. Please fill in the date on which you sign the proxy form in the space indicated on the proxy form. If the date is not filled in, this proxy form shall be deemed to be dated on the date it is mailed to you.



Russel Metals Inc.

Versatility

2001 Annual Report

Five Year Financial Highlights

For the years ended December 31	2001	2000	1999	1998	1997
Income Statement Information ($000)					
Revenues	**$ 1,402,509**	$ 1,530,978	$ 1,415,392	$ 1,784,787	$ 1,667,431
EBITDA (Note 1)	**65,284**	80,387	72,751	87,288	70,694
EBITDA to sales %	**4.7%**	5.3%	5.1%	4.9%	4.2%
EBIT (Note 2)	**50,621**	66,142	59,220	75,595	60,162
EBIT to sales %	**3.6%**	4.3%	4.2%	4.2%	3.6%
Adjusted pre-tax earnings (Note 5)	**27,604**	42,293	36,992	42,803	30,977
Adjusted net earnings (Note 6)	**16,479**	23,900	41,856	40,133	30,586
Adjusted basic earnings per common share ($) (Note 6)	**$ 0.37**	$ 0.53	$ 0.74	$ 0.63	$ 0.45
Balance Sheet Information ($000)					
Metals					
Accounts receivable	**$ 192,244**	$ 246,093	$ 210,687	$ 222,105	$ 259,582
Inventories	**265,417**	290,991	254,527	331,790	301,769
Prepaid expenses and other assets	**2,053**	1,587	1,821	2,032	2,168
Accounts payable and accrued liabilities	**(157,300)**	(183,659)	(168,546)	(173,422)	(186,629)
Net working capital—Metals	**302,414**	355,012	298,489	382,505	376,890
Fixed assets	**85,825**	75,297	73,402	66,265	65,829
Goodwill	**15,123**	7,843	5,066	7,201	8,105
Net assets employed in metals operations	**403,362**	438,152	376,957	455,971	450,824
Other operating assets	**26,434**	25,230	25,304	30,747	26,710
Non-core and discontinued assets and liabilities	**4,874**	6,610	41,910	40,848	57,099
Net income tax assets and liabilities	**13,326**	16,013	21,737	4,635	5,377
Deferred financing charges	**6,177**	7,613	8,249	4,595	4,294
Pension and benefit liabilities	**(9,242)**	(9,143)	(9,411)	3,963	4,850
Other corporate assets and liabilities	**(1,259)**	(6,584)	(2,232)	(4,797)	(11,248)
Total net assets employed	**$ 443,672**	$ 477,891	$ 462,514	$ 535,962	$ 537,906
Capitalization ($000)					
Bank indebtedness, net of cash	**$ (17,151)**	$ 12,311	$ (19,968)	$ 58,268	$ 80,670
Long-term debt	**214,105**	217,525	210,413	233,914	245,733
Total interest bearing debt	**196,954**	229,836	190,445	292,182	326,403
Preferred shares	**30,000**	30,000	30,000	30,000	30,000
Market capitalization (Note 4)	**136,733**	110,146	182,360	178,626	224,443
Total firm value	**$ 363,687**	$ 369,982	$ 402,805	$ 500,808	$ 580,846
Other Information					
Common shareholders' equity ($000)	**$ 216,718**	$ 218,055	$ 224,302	$ 213,780	$ 181,503
Capital expenditures ($000)	**8,152**	13,020	17,249	11,002	8,823
Depreciation and amortization ($000)	**14,663**	14,245	12,444	11,693	10,532
Adjusted interest ($000) (Note 3)	**$ 23,017**	$ 23,849	$ 22,228	$ 32,792	$ 29,185
Earnings multiple	**9.61**	5.50	5.17	5.54	9.78
Firm value as a multiple of EBIT	**7.18**	5.59	6.68	6.62	9.65
Firm value as a multiple of EBITDA	**5.57**	4.60	5.54	5.74	8.22
Interest bearing debt/EBITDA	**3.02**	2.86	2.62	3.35	4.62
EBITDA/Interest (Notes 2 and 3)	**2.84**	3.37	3.27	2.66	2.42
Firm value as a multiple of sales	**0.26**	0.24	0.28	0.28	0.35
Market capitalization as a % of book value	**63%**	51%	75%	84%	124%
Interest bearing debt as a % of net Metals working capital	**65%**	65%	64%	76%	87%
Return on capital employed (EBIT/net assets employed)	**11.4%**	13.8%	12.8%	13.1%	11.2%
Return on market capitalization (adjusted net earnings/market cap.) (Note 2)	**12.1%**	21.7%	23.0%	22.5%	13.6%
Common Share Information					
Ending outstanding common shares	**37,981,501**	37,981,501	47,489,547	51,035,864	51,009,864
Average outstanding common shares	**37,981,501**	41,068,870	49,573,917	51,029,103	51,008,279
Book value per share ($)	**$ 5.71**	$ 5.74	$ 4.72	$ 4.19	$ 3.56
Common share dividends	**$ 0.20**	$ 0.15	$ —	$ —	$ —
Price range of stock ($)					
Market price of common shares at December 31	**$ 3.60**	$ 2.90	$ 3.84	$ 3.50	$ 4.40
High	**$ 3.90**	$ 4.95	$ 4.40	$ 6.25	$ 5.70
Low	**$ 2.70**	$ 2.75	$ 2.50	$ 2.51	$ 2.75

Notes:
1. Earnings from continuing operations before deduction of interest, taxes, special charges, unusual items, depreciation and amortization.
2. Earnings from continuing operations before deduction of interest, taxes, special charges and unusual items.
3. Interest from 1997–1999 includes pretax interest on 9% Convertible Debentures recorded as dividends.
4. Outstanding common shares times market price of a common share at December 31.
5. Earnings from continuing operations before taxes, special charges and unusual items net of taxes.
6. Earnings from continuing operations before special charges and unusual items net of taxes.

2001 Highlights

- Basic Earnings Per Share of $0.37 before special charges and unusual items net of taxes
- Generated cash from operating activities of $93.1 million
- Acquired A. J. Forsyth
- Acquired Spartan Steel
- Repurchased $14.8 million Senior Notes
- Inventory reduced by $36.8 million
- Return on Ending Capital 11.4%

Revenues
(millions)



1,667
1,785
1,415
1,531
1,400
97
98
99
00
01

EBITDA
(millions)



71
87
73
80
65
97
98
99
00
01

EBITDA as a percentage of net assets employed
(%)



13.1
16.3
15.7
16.8
14.7
97
98
99
00
01

Return on market capitalization
(%)



13.6
22.5
23.0
21.7
12.1
97
98
99
00
01

Comparative return
(Russel vs. TSE 300)



$100
$135.38
$114.98
$113.16
$107.69
$149.04
$118.15
$160.08
$93.00
TSE 300
$139.96
Russel Metals - Common Shares
$122.49
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01

A Conversation with the President and Chief Executive Officer

Q You selected the term "versatility" as the cover theme for the 2001 Annual Report. What is the thinking behind this?

A Notwithstanding world events since the September 11th tragedy, 2001 was an extraordinarily challenging year for Russel Metals in so much as the industry suffered through what has been considered the worst steel market in the past 20 years. I am proud to report that we ended the year with a profit, with cash in the bank, with an even stronger balance sheet than that at the beginning of the year, with a stock price that was up 24% year over year, and we were able to return an additional $.20 per share to our Shareholders in the form of a cash dividend.

For the above, I want to take this opportunity to thank all the employees of the Russel Metals group of companies who did a superlative job in these most trying circumstances and to thank our customers and our suppliers for their ongoing support.

We attribute much of our success to the versatility that has allowed us to remain profitable in this depressed market. Companies with the lowest fixed costs and the best asset management have the flexibility to change with the times. For a Metals Distribution company, Russel Metals is particularly adept at this due to our unique mix of businesses, and low fixed costs. When coupled with the balance sheet strength, these attributes have enabled the Company to not only successfully weather our market, but to also participate in acquisition opportunities on our terms as they have become available.

Q You stated 2001 was a tough year in the steel industry. How did the Company remain profitable?

A Our business mix of service centers, import/export operations, and energy operations helped cushion the weakness experienced in the sector and enabled Russel to remain profitable when many of our peers in the industry were not only unprofitable, but over 25 entered into bankruptcy or insolvency proceedings. The Company-wide emphasis on the reduction in working capital and efficient utilization of net assets was critical in enabling the Company to lead the industry in obtaining inventory reductions and constricting net assets employed to reflect the lower sales volumes. In addition, the service center businesses have focused on reducing operating expenses, and while cost reductions have not completely matched the sales decline, they have contributed greatly in helping the Company remain profitable.



Edward M. Siegel, Jr.
President and Chief Executive Officer

Notwithstanding world events since the September 11th tragedy, we attribute much of our success to the versatility that has allowed us to remain profitable in this depressed market. Companies with the lowest fixed costs and the best asset management have the flexibility to change with the times.

Q You have been very accurate in your outlook comments in the annual report over the last several years. How do you feel the 2001 predictions turned out?

A The Company's operations performed as predicted. The weakness in the overall economy continued throughout the year. There was no recovery in the second half of the year, which was also predicted. The energy sector driven by the oil and gas-drilling activities started the year off very strong, but the drop in oil prices in the second half caused the energy sector to weaken late in the year. The import/export business segment, while down from last year's results, was stronger than anticipated given the North American trade actions and uncertainty in the steel market. It was the service centers, which mirror the performance of the manufacturing sector, that experienced weaker results. Profitability was reduced due to the continued broad-based pricing decline of steel products and weak customer demand experienced throughout the year.

Q Your reported earnings of $0.17 per share are down, but you seem quite upbeat.

A Yes I am; we reported earnings per share of $0.17 but the underlying operating results were stronger than most of our competitors in these trying conditions. The earnings from continuing operations were $0.35 per share and even this number included a number of one-time charges unique to 2001. These one-time charges reduced operating income by $3.1 million and reduced earnings from continuing operations by a further $0.05 per share. So yes, I believe we have every reason to be upbeat based on what we accomplished in 2001 and our prospects for the future.

It's all about versatility.

Q During 2001 a portion of the 10% Senior Notes were redeemed. Why?

A The cash generated from earnings and the reductions in working capital resulted in positive cash generation of over $93 million. The dramatic reductions in the prime borrowing rate and the corresponding lower returns on the investment of excess cash meant the Company could realize significant savings in interest costs through the redemption of the 10% Senior Notes. During 2001, the Company redeemed $14.8 million Canadian of the Senior Notes. The Company recorded a before tax charge of $0.4 million to income as a result of the repurchase of the Senior Notes due to the write-off of deferred costs recorded at the time of the issue. The redemption also reduced our U.S. foreign exchange exposure.

Q **You have announced that you will not be paying a common share dividend in the first quarter of 2002. Do you expect dividends to be reinstated during 2002?**

A Dividends are a direct reflection of our earnings. Because of the charges we took in the fourth quarter of 2001, for the rationalization as a result of the A. J. Forsyth acquisition, we did not earn enough to meet the requirements for dividend payouts as set forth by our Senior Note. A $0.05 dividend could have been paid excluding the restructuring charge; however, we anticipate this integration will significantly strengthen our B.C. operations. It is management's fervent wish to reinstate the dividend as quickly as possible.

Q **One of your favorite measures is Return on Capital. What was it in 2001?**

A The ability of the Company to attract either debt or equity capital over the long term is tied to the return we generate on that capital over the steel cycle. The fact is that in the worst market the steel industry has seen in decades, the Company generated a double-digit return on ending capital employed, even including the assets of our recent A. J. Forsyth acquisition of $36 million. In my opinion this 11.4% return on capital is very favorable in these market conditions and is a measure of the versatility and adaptability the Company has consistently demonstrated.



The fact is that in the worst market the steel industry has seen in decades the Company generated a double-digit return on ending capital employed.

Q A. J. Forsyth was the first service center acquisition by the Company in several years. Why was A. J. Forsyth acquired?

A The Russel Metals service center franchise in Canada is our most prominent asset and would be almost impossible to duplicate. The A. J. Forsyth acquisition further strengthens this franchise, providing a profitable foundation to further grow our operations in British Columbia. As the consolidation in the U.S. service center industry continues to unfold, we have been struck by the difficulty of attaining a meaningful market share throughout the United States. For example, the largest national player who claims a market share of less than 10% in the U.S., while large in total dollars, faces significant competitors on a region-by-region basis. Russel Metals by comparison, has a major presence in most of the Canadian markets, and Management feels that maintaining and growing from that strong position should be the primary strategic goal of our acquisition policy for service centers. A. J. Forsyth, a pre-eminent performer in British Columbia, provides this strategic fit and was acquired for cash and assumed debt of $36 million.

Q Spartan Steel was the second acquisition in the last two years in the energy business segment. Why was Spartan Steel acquired?

A Spartan Steel is a small U.S. niche player in the line pipe product area that will operate as a branch of our Pioneer Pipe operation. The Spartan acquisition that was acquired for cash and assumed debt totaling $6.3 million is expected to be accretive to earnings in the first year. Last year's acquisition, Triumph Tubulars, experienced strong results in 2001 and was immediately accretive.

We said... be patient.

Q The Company experienced some non-operating charges in the year. What was their impact?

A During the sector consolidation, the Company has patiently remained on the sidelines, strengthening the balance sheet while waiting for acquisitions that we believe will strengthen our performance. Over the past several years, there have been numerous excellent companies sold at prices we did not believe were supportable over the course of a cycle. The well-publicized filing for bankruptcy protection by the second largest publicly held service center operation in the United States, and the company most responsible for the run-up in goodwill premiums, further validates the Company's policy of patience. Early in 2001, we attempted to acquire a significant service center operation in the United States, which was not successful as we were unwilling to increase our offer to match a significantly higher last minute winning bid. This unsuccessful acquisition attempt resulted in a one-time before tax charge to income of $1.7 million. We view this decision as a strong illustration of Management's commitment to our business model. We are not willing to complete acquisitions at any cost.

The foreign exchange loss recorded in the year reflects the significant loss the Canadian dollar suffered against the U.S. dollar. Our net assets located in the United States are hedged by the U.S. denominated long-term debt, but a small exposure remains. The Canadian dollar declined against the strong U.S. dollar during 2001 resulting in the $1.4 million before tax charge to income.

Q What was the reason for the sale of Total Distributors, one of the energy segment operations?

A The Total Distributors operations in Tulsa and Houston were unsuccessfully competing in the heat exchanger tubing market. The heat exchanger market was contracting and was serviced by too many participants. The sale of this money-losing operation to a competitor resulted in a before tax charge of $6.0 million. The Company is prepared to exit an operating area if the return on capital is consistently below our target. In the last several years, the Company has closed down or rationalized Total Distributors, two of the import/export operations and several of our service center operations. These decisions have resulted in permanent capital reductions and further emphasize the Company's commitment to continuously improving our portfolio of operating units.



2002 is a new year and there are positive indications that steel pricing trends will finally begin to turn positive. The recent trade rulings and the necessity for the steel mills to return to profitability can reasonably be expected to generate price increases during the first half of 2002, even at current demand levels.

Q Do you envision any growth for the Company in the United States?

A Absolutely. We will continue to strengthen our existing U.S. assets in the energy and import/export sector should the opportunity present itself, and we do not rule out acquiring additional service center assets.

Q You have had a very stable senior management team. Would you like to comment on the changes made during 2001?

A Certainly. We lost our material purchasing manager to a more senior position outside the industry, and we are pleased to have added David Halcrow as Vice President Purchasing and Inventory Management. David was formerly with a large Canadian steel mill. David brings a wealth of experience in the industry and in-depth knowledge of supply chain management. We welcome David to the position.

I would also like to welcome Duncan Thomas, the President of A. J. Forsyth, and Geoff Ridder, the President of Spartan Steel, and all the employees of both companies to Russel Metals. Duncan and Geoff lead proven successful management teams whose operations should be immediately accretive to earnings.

Q Your favorite subject, e-commerce, what is new?

A Well, all the Vertical Portals have either exited the market or are trying to reinvent themselves as software suppliers. The new trend is for steel mills to try and enter the distribution business via e-commerce. Only time will tell if they will be successful.

At Russel Metals, we consider the Internet to be a vehicle to enhance our Supply Chain Management structure, and our focus will be to continually expand in this area.

It's about commitment.

Q Did you personally purchase more shares in 2001?

A As I have stated in prior annual reports, since becoming President of Russel Metals I have invested 25% of my total after tax compensation into common shares of Russel Metals. My commitment to the Company is reflected in my overall holdings, which increased in 2001 by 176,500 common shares to 590,165 or 1.6% of the total common shares outstanding. I believe the current low share valuation continues to make Russel Metals an outstanding investment. Brian Hedges, our Chief Financial Officer, also increased his share ownership to 109,100 common shares and 4,000 preferred shares. Members of the Board of Directors and three senior executives of the Company currently own 2.4% of the total common shares outstanding, up from virtually zero in 1997 when the current Management and Board of Directors assumed their present positions.

Q What is your forecast for 2002?

A If you had asked me this question in late 2001, it would have been difficult to reply positively with any conviction given the uncertainty that existed in the marketplace. Steel price increases announced by the mills were not being achieved due to a lack of discipline in the market by those same mills. In addition, the customer demand critical to a recovery showed no sign of improving.

However, 2002 is a new year and there are positive indications that steel pricing trends will finally begin to turn positive. The recent trade rulings and the necessity for the steel mills to return to profitability can reasonably be expected to generate price increases during the first half of 2002, even at current demand levels. It is not clear that there will be an improvement in demand levels, but, if this does occur there could be substantial increases in the price of steel, and our service center and import/export segments would then experience a substantial increase in their operating profits.

The energy segment outlook is currently more uncertain due to the future levels of oil and gas prices, which clearly impact drilling activity and, in turn, our energy segment results. At current oil and gas prices, the energy segment results are anticipated to be lower in 2002.

Management Priorities	Accomplishments
Be a sector leader in return on capital throughout the steel cycle	▸ Generated an 11.4% return on ending capital, a positive result in an exceptionally weak year for the steel industry.
Constantly optimize the Company's application of capital	▸ Net working capital employed in the business reduced by $54.9 million in line with lower revenues. ▸ Cash from operations of $38.2 million generated. ▸ During 2001, the net assets employed reduced by $12.4 million from the sale of underperforming energy sector operation. ▸ Closed or divested several service center locations, freeing up $4.8 million of capital.
Grow the Company's foundation through prudent acquisitions	▸ Acquired A. J. Forsyth service center operations in British Columbia, Canada and Spartan Steel in Colorado, U.S. ▸ Walked away from significant U.S. service center acquisition when a third party dramatically bid up the price.
Provide leadership for employees through progressive health and safety practices	▸ Accelerated health and safety programs to proactively manage all health and safety issues and generate performance improvements.
Provide shareholders with superior common share dividend yield	▸ Dividends of $0.20 per share were declared, generating a yield of 5.6% on the year-end share price of $3.60.



Service Centers

Through a strong network of service centers, Russel Metals provides processing and distribution services to a broad base of approximately 15,000 end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. The service center network includes 45 Canadian and 5 U.S. locations.

The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from producers in North America and packages them for end users who typically require products in quantities that are smaller than the economic minimum order available from producers.

Russel Metals service center operations provide specialized processing services to satisfy specifications established by end users. By providing these services, as well as by offering inventory management and just-in-time delivery, Russel Metals enables end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment.

Canadian Operations Russel Metals operates one of the two largest service center operations in Canada based on revenue and tons sold. Russel Metals' Canadian service centers sell plate, flat rolled carbon and general line steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products.

The Company completed the acquisition of A. J. Forsyth during the fourth quarter of 2001. A. J. Forsyth operations included six facilities in British Columbia and one in the Yukon Territory. The integration of the Russel Metals and A. J. Forsyth operations under the A. J. Forsyth trade name in British Columbia is well underway and the charge recorded in the fourth quarter reflects the costs of the integration of the Russel Metals operations. A. J. Forsyth provided the Company with a premier service center chain in British Columbia that will enhance our market share and profitability in British Columbia.

Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall and A. J. Forsyth. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario.

U.S. Operations Russel Metals' U.S. service centers sell primarily general line carbon steel products. General line steel products consist of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing.

Russel Metals' U.S. service center operations are conducted under the Russel Metals – Bahcall Group and Baldwin International names. The Bahcall Group focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through facilities in Ohio and Michigan.

At a Glance

- 12% sales decline to $706.2 million
- cash flow from operations of $54.7 million generated
- inventory reduction of $19.1 million
- strengthened British Columbia presence with A. J. Forsyth acquisition
- one of the largest Canadian players with over 15,000 customers
- full line of ferrous and non-ferrous products including plate, bars, tubes, structurals and flat rolled
- strong asset utilization
- centralized purchasing and decentralized operations
- synergy with import/export business


CO LTD
FORSYTH & CO. LTD

One of the largest Canadian players with over 15,000 end users



Energy 2

The Company's energy sector distribution operations each occupy strong geographic niches and carry a more specialized and limited product line than the service centers. This segment distributes pipe, tube, valves and fittings primarily to the energy sector, from 5 Canadian and 2 U.S. locations.

These products are originally purchased from either the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories.

In the second quarter of 2001, the Company divested the operations of Total Distributors to a competitor and recorded a one-time charge of $6.0 million before tax. Total Distributors was a distributor of heat exchange tubing, a shrinking and very competitive industry segment. The Company had experienced significant losses in this operation for the past two years.

Each business in this segment sells a distinct line of products. These businesses include:

Comco Pipe and Supply Company A distributor of pipe, valve and fitting products. Comco Pipe and Supply specializes in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper and mining industries. These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Fedmet Tubulars A distributor of oil country tubular goods (which include casing and tubing) and line pipe and related products. Fedmet Tubulars' sales office is located in Calgary, Alberta.

Triumph Tubular & Supply An established distributor of oil country tubular goods. Triumph's sales office is located in Calgary, Alberta.

Pioneer Pipe A U.S. based distributor and processor of steel pipe products to the construction, oil and gas and ski industries in the Western United States. Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah.

Spartan Steel Products A U.S. based supplier of steel pipe products to the energy sector. Spartan Steel is headquartered in Evergreen, Colorado.

At a Glance

- 9% sales increase to $360.5 million
- 20% increase in operating profits to $18.4 million
- cash flow from operations of $29.3 million generated
- acquired Spartan Steel Products
- divested Total Distributors
- clear product focus – comprehensive stocks of pipe, tube, valves and fittings for the energy sector
- strong entrepreneurial culture
- diversity within the energy sector
- operations throughout North America

Import/Export

At a Glance

- 17% sales decline to $321.5 million
- 30% decline in operating profits to $14.2 million
- cash flow from operations of $42.8 million generated
- inventory reductions of $10.0 million
- excellent synergy with the service center business
- products include flat rolled, plate, structurals, pipe and other steel products
- flexible product sourcing
- pure working capital business
- never experienced an operating loss
- entrepreneurial culture

A Strong North American Import/Export Operation Russel Metals' import/export operations, through Wirth Steel located in Canada and the Sunbelt Group located in the U.S., primarily import foreign steel products into Canada and the United States. These operations also provide the Company's other business segments with valuable insight regarding international pricing trends and their potential impact in North America.

Revenues from these operations may vary substantially from year to year, depending primarily on general economic conditions both in North America and in the export markets served by these operations. The operating results generated in 2001, while down to $14.2 million, were exceptional given the North American trade actions and uncertainty in the steel market.

Specializing in Imports into North America The Company specializes in the import into North America of carbon steel, plate, beams, channel, flat rolled products, rail and pipe products. Sales commitments for a significant portion of these products are generally obtained prior to their purchase or while the product is in transit. Products for which sales commitments have not been obtained are held in public warehouses for sale to North American service centers and other customers.





Management's Discussion and Analysis

For the year ended December 31, 2001

Brian R. Hedges
Executive Vice President and Chief Financial Officer

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2001 including the notes thereto.

Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the 2001 Consolidated Financial Statements.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments:

- service centers;
- energy sector related pipe, tube, valves and fittings; and
- steel import/export.

(in thousands of dollars, except percentages)	2001	2000	1999	2001 Change as a % of 2000	2000 Change as a % of 1999
Segment Revenues					
Service center distribution	**$ 706,173**	$ 804,043	$ 760,568	**(12.2%)**	5.7%
Energy sector distribution	**360,515**	331,383	274,519	**8.8%**	20.7%
Steel import/export	**321,454**	385,355	369,285	**(16.6%)**	4.4%
Other	**14,367**	10,197	11,020	**40.9%**	(7.5%)
	$ 1,402,509	$ 1,530,978	$ 1,415,392	**(8.4%)**	8.2%
Segment Operating Profits					
Service center distribution	**$ 19,352**	$ 36,064	$ 39,501	**(46.3%)**	(8.7%)
Energy sector distribution	**18,406**	15,317	7,362	**20.2%**	108.1%
Steel import/export	**14,175**	20,126	17,811	**(29.6%)**	13.0%
Other income	**6,177**	2,876	3,513	**114.8%**	(18.1%)
Corporate expenses	**(7,489)**	(8,241)	(8,967)	**9.1%**	8.1%
Earnings from operations	**$ 50,621**	$ 66,142	$ 59,220	**(23.5%)**	11.7%
Segment Gross Margins as a % of Revenues					
Service center distribution	**24.9%**	24.3%	25.2%		
Energy sector distribution	**13.9%**	14.2%	12.9%		
Steel import/export	**9.4%**	9.8%	10.1%		
Total	**19.0%**	18.8%	19.2%		
Segment Operating Profits as a % of Revenues					
Service center distribution	**2.7%**	4.5%	5.2%		
Energy sector distribution	**5.1%**	4.6%	2.7%		
Steel import/export	**4.4%**	5.2%	4.8%		
Earnings from operations	**3.6%**	4.3%	4.2%		

Service Center Distribution

a) **Description of operations** The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 45 Canadian and five U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall and A. J. Forsyth. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals – Bahcall Group and Baldwin International. The Bahcall Group focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through facilities in Ohio and Michigan.

In October 2001, the Company purchased the shares of A. J. Forsyth and Company Limited, a service center operation with six locations in British Columbia and one in the Yukon. The A. J. Forsyth operations strengthen Russel Metals' operations within the British Columbia region. A. J. Forsyth had sales of approximately $65.9 million for the year prior to the acquisition date.

b) Factors affecting results

EXTERNAL –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.
- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.
- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.
- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

INTERNAL –

- the Company has a strong network of branches across Canada, thus declines in demand in one region may be countered by higher demands in other regions.
- many employees, including management, receive bonuses based on bottom line results, thus a portion of compensation is variable and employees are motivated to maximize profitability.
- a large portion of the service center costs are fixed and are not reduced as volume declines, negatively impacting results when demand weakens.
- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses and gains.
- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing decisions.

c) Service center segment results – 2001 compared to 2000 Revenues for 2001 have decreased 12.2% due to lower volume and selling prices. Volume declines are most significant in British Columbia due to weaker demand in the pulp and paper industry and Ontario due to weaknesses in the manufacturing sector. Alberta was the only region with increased volume due to the strength of the oil and gas industry. Excess inventory positions at both the mills and our competitors affected market pricing in the first half of 2001. Selling prices declined in all regions excluding Alberta with the most significant decline in British Columbia, Ontario and the U.S. operations of Bahcall. Selling prices for Alberta showed a slight improvement.

Gross margins improved from 24.3% in 2000 to 24.9% in 2001. By maintaining lower inventory levels than our competitors, Russel Metals was able to capitalize on low-priced purchases resulting in gross margin improvements compared to 2000.

The recession affecting the U.S. Midwest has resulted in significant losses at Bahcall during 2001. In an effort to reduce costs and minimize losses, the Company disposed of the inventory and fixed assets of the Eagan, Minnesota operation for book value in October 2001.

Service Center Revenues
($ billion)


0.76
0.80
0.71
99
00
01

Service Center Operating Profits
($000)


40
36
19
99
00
01

Service center operating profits for the year ended 2001 decreased by 46.3% compared to 2000. This decline is a result of the significant volume and selling price declines. Operating expenses for 2001, adjusted for expenses of A. J. Forsyth in 2001, were $6.6 million, or 4.1% lower than 2000.

Operating profits as a percentage of revenues for 2001 were 2.7% compared to 4.5% for 2000 due to operating expenses not declining as significantly as revenues.

d) Service center segment results – 2000 compared to 1999 Revenues for 2000 increased 5.7% compared to 1999, primarily related to increased selling prices.

Selling price per ton for 2000 increased compared to the selling price for 1999; however, the average cost increased more than the selling price in 2000 compared to 1999, resulting in a gross margin percent decline from 25.2% for 1999 to 24.3% for 2000.

The unprofitable performance of Bahcall and Copco in the United States had a significant impact on already soft Canadian service center results. The Copco operation was closed in July 2000.

The Company's volumes in 2000 were stronger than 1999 for the first half of the year. The third quarter of 2000 was comparable to 1999, and the fourth quarter showed a significant decline in all regions resulting in total volumes for the 2000 year below those of 1999. Volume declines in Atlantic, Quebec and Ontario regions and the United States were offset by increases in Western Canada. The selling price per ton was stable for most of the 2000 year; however, price cuts late in the year by the mills in most carbon products resulted in lower selling prices.

Service center operating profits decreased by 8.7% in 2000 compared to 1999. Operating expense dollars increased $7.6 million in 2000 compared to 1999; however, they remained constant as a percentage of revenues at approximately 20%. Operating profits as a percentage of revenues for 2000 were 4.5% compared to 5.2% in 1999 due to lower gross margins.

Service Center EBIT to Sales
(%)


5.2
4.5
2.7
99
00
01

Energy Sector Distribution

a) Description of operations These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from five Canadian and two U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. In June 2001, the Company sold the operations of Total Distributors Supply Corporation, its U.S. operation serving the petrochemical and heat exchanger industries. The decision to sell the Total Distributors' assets and record a pre-tax loss of $6.0 million was based on the significant losses that had occurred in this operation due to the very competitive heat exchanger tubing market it served. In August 2001, the Company purchased Spartan Steel, a pipe distributor in the midwest and southern United States. The Spartan operations complement the Pioneer Pipe business. Spartan had sales of approximately US $15 million for the year prior to the acquisition date.

Energy Sector Revenues
($ billion)


0.27
0.33
0.36
99
00
01

b) Factors affecting results

EXTERNAL –

- affected by economic cycles.
- significantly affected by oil and gas pricing which impacts oil rig count and subsequent drilling activities.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada.
- pricing is influenced by overall demand and by product availability.
- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.

INTERNAL –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits.

c) Energy sector distribution results – 2001 compared to 2000 Energy sector revenues increased 8.8% for 2001 compared to 2000. The increase in revenue for the businesses excluding Total Distributors, which was divested in June 2001, is 13.7%. Approximately 60% of the revenue increase relates to the acquisition of Triumph Tubular effective September 1, 2000 and Spartan Steel effective August 15, 2001. The strong oil and gas prices through the first three quarters of 2001 have resulted in higher volumes in 2001 compared to 2000 for the other businesses. The oil country tubular operations in Western Canada and Western United States both had significant declines in volume during the fourth quarter of 2001 due to general economic uncertainty, a late winter freeze and weaker oil and gas pricing.

Energy sector operating profits improved by 20.2% in 2001 compared to 2000. Total Distributors, our U.S. operation serving the petrochemical and the heat exchanger industries, was sold in June 2001, which had a negative impact on revenue; however, it positively impacted operating profits. The operating profits increased 1.3% for the businesses, excluding Total Distributors' losses from each year. The operating profits for the first nine months of 2001 were stronger than the same period in 2000; however, the fourth quarter was significantly lower than the fourth quarter of 2000.

d) Energy sector distribution results – 2000 compared to 1999 Energy sector revenues increased 20.7% in 2000 compared to 1999. The improved oil and gas prices resulted in continued stronger year over year activity in the oil country tubular operations. The acquisition of Triumph Tubular & Supply Ltd. effective September 1, 2000 accounts for a portion of the revenue increase. The oil country tubular operations in Western Canada and Western United States both have had significant volume increases compared to 1999. Our U.S. operations serving the petrochemical and the heat exchanger industries reported significant losses due to lower volumes and margins caused by competitive pressure and weak markets.

Operating profits in the energy sector as a percentage of revenues improved from 2.7% for 1999 to 4.6% for 2000 due to improved margins and lower expenses as a percentage of revenues in 2000. Winter drilling activity was strong both in the first and fourth quarters of 2000.

Steel Import/Export

a) Description of operations Russel Metals' steel import/export business imports foreign steel products into Canada and the United States and exports steel from Canada and the United States. It also provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact in North America.

The main steel products sourced by the import/export operations are structural, plate, coils, pipe and tubing.

b) Factors affecting results

EXTERNAL –

- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.
- mill capacity by product line in North America.

Energy Sector Operating Profits
($000)


7
15
18
99
00
01

Energy Sector EBIT to Sales
(%)


2.7
4.6
5.1
99
00
01

Steel Import/Export Revenues
($ billion)


0.37
0.39
0.32
99
00
01

- purchases are mainly in U.S. dollars and thus the strong U.S. dollar against the Canadian dollar will impact profits.
- steel pricing is influenced by overall demand and by product availability.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports and affects product availability significantly.

INTERNAL –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are primarily compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for supply.

c) **Steel import/export results – 2001 compared to 2000** Steel import/export revenues decreased 16.6% for 2001 compared to 2000. The oversupply of carbon products in North America and the weakness in demand at the service center level impacted 2001 revenues. Volumes and selling prices for 2001 were lower than 2000. Gross margin percents are at a more normal level compared to those of 2000 and 1999.

Steel import/export operating profits decreased by 29.6% in 2001 compared to 2000. The lower volume was the most significant contributor to this; however, a bad debt write-off of $1.3 million related to a well-publicized large U.S. service center who filed for Chapter 11 also impacted the expenses for 2001.

d) **Steel import/export results – 2000 compared to 1999** The revenues and gross margins for 2000 and 1999 were positively impacted by a temporary shortage of wide flange beams, which impacted approximately six months of each of 2000 and 1999.

The operating profit increase in 2000 compared to 1999 was mainly related to high margins on material that was in short supply in North America during the first half of 2000.

Other – 2001 compared to 2000

Other revenue and income represents the results of the coal handling terminal in Thunder Bay. Revenue for 2001 was 40.9% higher than 2000 due to increased volumes of coal and potash handled. The higher volumes resulted in 2001 operating profits more than double the 2000 operating profits.

Consolidated Results – 2001 compared to 2000

Earnings from operations were $50.6 million, a decline of 23.5% from $66.1 million in 2000. The lower volumes and selling prices in the service center and import/export operations were partially offset by increased volumes in the energy sector. In addition, Thunder Bay Terminals, our coal handling operation, had a very strong year. Consolidated revenues for the entire Company decreased by 8.4%, to $1,402.5 million, in 2001 compared to 2000.

Steel Import/Export Operating Profits
($000)


18
20
14
99
00
01

Steel Import/Export EBIT to Sales
(%)


4.8
5.2
4.4
99
00
01

The following table discloses earnings from ongoing operations net of income taxes and unusual items net of income taxes. Earnings per common share are also disclosed to assist the reader in determining results from ongoing operations.

(in thousands of dollars except per share data)	2001	2000	1999
Earnings from operations	$ 50,621	$ 66,142	$ 59,220
Restructuring provision	(2,400)	—	—
Foreign exchange loss	(1,383)	—	—
Debt repurchase costs	(391)	—	—
Interest expense	(23,017)	(23,849)	(19,343)
Income tax expense on above	(9,876)	(18,033)	1,979
Income tax rate adjustment	378	(360)	—
Earnings before unusual items	13,932	23,900	41,856
Unusual items			
Loss on sale of business	(6,000)	—	—
Acquisition costs	(1,688)	—	—
Income taxes recoverable on unusual items	2,364	—	—
	(5,324)	—	—
Net earnings	$ 8,608	$ 23,900	$ 41,856
Basic and diluted earnings per common share before unusual items	$ 0.31	$ 0.53	$ 0.74
Basic and diluted earnings per common share	$ 0.17	$ 0.53	$ 0.74

Earnings from Operations
($000)


59
66
51
99
00
01

The acquisition of A. J. Forsyth was completed to strengthen the Russel Metals' operations in British Columbia. The cost of restructuring the Russel Metals' operations, including employee termination costs, relocation of equipment and closure of plants, is estimated at $2.4 million, based on the plan prepared by management. The first steps in the plan commenced in December 2001. The cost of restructuring the A. J. Forsyth operations was considered at the time of acquisition and formed part of the purchase consideration.

During 2001, the Company recorded a foreign exchange loss of $1.4 million related to U.S. denominated debt that did not fully hedge the Company's net investment in foreign subsidiaries. This exchange loss consists of an unrealized loss of $1.1 million that will change based on movement in the Canadian dollar against the U.S. dollar. A loss of $0.3 million was realized related to the Company purchasing U.S. funds during the second quarter of 2001 to reduce its unhedged U.S. debt exposure and the repurchase of U.S. Senior Notes in the fall of 2001.

Debt repurchase costs relate to the repurchase of US $9.4 million of 10% Senior Notes in 2001. This cost includes $0.3 million for the write-off of deferred issue costs recorded at the time of the issue of the Senior Notes.

In June 2001, the Company sold the inventory and fixed assets of Total Distributors, its Tulsa-based energy sector operation, for cash of $9.6 million. This transaction resulted in a pre-tax operating loss on the sale of the business of $6.0 million. The decision to sell these assets below book value was based on the significant losses that had occurred in this operation due to the very competitive heat exchanger tubing market it served.

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

Consolidated interest expense decreased $0.8 million to $23.0 million for 2001 compared to 2000. This decrease is due to lower debt outstanding offset by higher exchange rates on U.S. denominated long-term debt for 2001 compared to 2000. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes for 2001 were $7.1 million compared to $18.4 million for 2000. This decrease relates primarily to lower earnings. In the second quarter of 2001, the Company recorded income taxes recovered of $0.4 million relating to an Ontario tax rate adjustment enacted in 2001, applicable to timing differences on the balance sheet.

Basic earnings per share for 2001 was $0.17 compared to $0.53 for 2000. Earnings per share before unusual items was $0.31 for 2001 compared to $0.53 in 2000.

The weighted average number of common shares outstanding for 2001 was 37,981,501 compared to 41,068,870 for 2000. The reduction relates to common shares purchased under a substantial issuer bid on March 31, 2000 and under normal course issuer bids during 2000.

Consolidated Results – 2000 compared to 1999

Earnings before interest and income taxes increased by $6.9 million to $66.1 million for 2000, an increase of 11.7% compared to 1999, primarily due to higher volumes and margins in the energy sector and import/export operations. Consolidated revenues increased by 8.2%, to $1,531.0 million, in 2000 compared to 1999 due to a combination of higher volumes and selling prices.

Consolidated interest expense increased $4.5 million to $23.8 million in 2000 compared to 1999. This increase is due to higher borrowing levels, higher short-term interest rates in 2000 compared to 1999 and the portion of the 9% Convertible Debentures in equity. The Company's common share purchases in 2000 used $39.4 million of cash, which would have otherwise been available to reduce borrowings. The common shares purchased during 2000 and 1999 totaled $51.9 million.

Income taxes for 2000 were $18.4 million compared to a recovery of $2.0 million for 1999. This increase relates to the recording of a full tax expense on Canadian earnings in 2000. The Company adopted the Canadian Institute of Chartered Accountants' new accounting standard for income taxes effective January 1, 2000, which re-established a portion of the income tax balances previously written off in 1996. Also, an additional tax expense of $0.4 million was recorded in 2000 for a rate adjustment generated by the Canadian tax reduction from the Federal budget decreases in corporate income tax rates which reduced the benefit from prior period future tax assets. In 1999, the Company recorded a recovery of $4.5 million related to current timing differences in Canadian operations. The increased tax expense is predominantly a utilization of balance sheet tax assets and did not result in a significant cash outflow.

Basic earnings per share for 2000 was $0.53 compared to $0.74 for 1999. The decrease is primarily a result of the higher tax expense. A lower weighted average number of shares outstanding reduced the impact of the higher income tax expense.

The weighted average number of common shares outstanding for 2000 was 41,068,870 compared to 49,573,917 for 1999. The reduction relates to common shares purchased under a substantial issuer bid in March 2000 and under normal course issuer bids during 1999 and 2000. At December 31, 2000, 37,981,501 common shares were outstanding.

Interest Expense

The following table shows the components of interest expense.

Interest

(in thousands of dollars)	2001	2000	1999
Long-term debt interest	**$ 21,396**	$ 21,533	$ 19,077
Short-term debt interest	**1,621**	2,316	266
Total interest	**$ 23,017**	$ 23,849	$ 19,343

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to $0.4 million lower interest costs due to the repurchase of 10% Senior Notes in 2001 offset by higher foreign exchange on the U.S. denominated debt interest. In 2001, the Company used cash on hand to repurchase US $9.4 million of Senior Notes which will reduce long-term debt interest expense by approximately $1.5 million annually.

The 1999 long-term debt interest is lower than 2000 since in 1999 the Company had a different borrowing structure and $2.9 million of interest on its 9% Convertible Debentures was included as a distribution.

Interest Expense
($000)


19
24
23
99
00
01

Coverage Ratio

Russel Metals' coverage ratio for 2001 is lower than 2000 and 1999 due to the lower earnings from operations. The Company's ability to meet interest payments for the next two years remains strong due to the fact that the Company has cash on hand. The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring provision, foreign exchange loss, debt repurchase costs and unusual items.

Coverage Ratio

(in thousands of dollars, except ratios)	2001	2000	1999
EBITDA, as adjusted	**$ 65,284**	$ 80,387	$ 72,751
Interest expense	**23,017**	23,849	22,228
Coverage ratio	**2.8x**	3.4x	3.3x

The 1999 interest expense includes interest on the 9% Convertible Debentures shown as a distribution in retained earnings.

EBITDA to Interest
($000)


3.4
3.4
2.8
99
00
01

Capital Expenditures Capital expenditures during 2001 were $8.2 million compared to $13.0 million in 2000. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. The current economic slowdown is impacting service centers, thus capital expenditures for 2001 were below the amount spent in 2000.

Depreciation expense was $13.0 million for 2001 and $11.9 million for 2000.

Liquidity The Company manages its cash position based on bank borrowings net of cash. Overall cash generated was $46.7 million in 2001, determined by adding the decrease in bank indebtedness to the increase in cash. Cash generated from operations before working capital changes was $38.2 million. The improvement in net working capital generated by lower revenues resulted in cash generated from working capital of $54.9 million for 2001.

The sale of businesses in 2001 generated $10.4 million in cash.

The acquisition of A. J. Forsyth in October 2001 and Spartan Steel in August 2001, including assumed bank debt, consumed $42.4 million in cash.

In addition, the Company utilized cash of $14.8 million to repurchase Senior Notes in September and October 2001, $8.2 million for capital expenditures and $9.8 million for common and preferred share dividends.

The balances disclosed in the cash flow are adjusted to remove the non-cash component related to foreign exchange rate increases impacting inventory, accounts receivable and accounts payable of the U.S. operations. Assets sold as part of the sale of Total Distributors and assets purchased as part of the A. J. Forsyth and Spartan Steel acquisitions are also shown separately based on balances at the date of the transaction.

In 2000, the cash position was reduced $11.1 million and bank borrowings increased $16.0 million resulting in an overall cash usage of $27.1 million. Cash generated from operations before working capital changes was $54.0 million and proceeds from the sale of non-core assets were $42.3 million. Operations utilized cash of $59.3 million to fund increased working capital, mainly accounts receivable and inventories to support increased sales. In addition, $39.4 million of cash was utilized to purchase 7.1 million common shares under a substantial issuer bid and 2.4 million shares under a normal course issuer bid. The resumption of a common share dividend utilized $5.9 million. Capital expenditures accounted for $13.0 million, and $9.7 million was utilized for the purchase of Triumph Tubular & Supply including bank debt assumed.

Inventory is a major component of the Company's working capital and inventory levels impact liquidity. The inventory turns calculated using the cost of sales for the quarter annualized and ending inventory are as follows:

Inventory Turns


5.7
5.0
5.2
5.2
4.6
4.6
4.6
4.3
4.3
4.2
4.1 SC
4.0 Imp/Exp
Energy
3.4
3.2
3.2
3.2
3.2
SC Industry
Dec 31
00
Mar 31
01
Jun 30
01
Sep 30
01
Dec 31
01

	Quarters Ended				
	Dec. 31, 2001	**Sept. 30, 2001**	**June 30, 2001**	**Mar. 31, 2001**	Dec. 31, 2000
Service center distribution	**4.1**	**4.3**	**4.6**	**4.6**	4.2
Energy sector distribution	**3.5**	**4.3**	**4.4**	**5.7**	4.3
Steel import/export	**4.0**	**4.6**	**5.2**	**5.2**	5.0
Total	**3.9**	**4.4**	**4.7**	**5.1**	4.4

The Company's inventory turns for 2001 improved early in the year, but due to lower sales volumes in the fourth quarter, the turns declined at year end. Total inventories have declined $25.6 million since December 31, 2000. The service centers inventories at December 31, 2001 were $8.8 million lower than the inventories at December 31, 2000, including the A. J. Forsyth inventory in the December 31, 2001 balance. Proactive actions taken in mid-2000 in anticipation of lower volumes and excess inventory at competitors and the mills allowed this reduction to be achieved and turns to remain at levels comparative to 2000. Inventory levels in the energy sector were down $6.8 million from December 31, 2000 to December 31, 2001, mainly due to the sale of Total Distributors, offset partially by the inventory at Spartan Steel. The import/export inventory decreased $10.0 million at December 31, 2001 compared to December 31, 2000, related to lower demands.

The service center inventory turns for the quarter ended December 31, 2001 were 4.1 compared to industry turns estimated to be 3.2 for the three months ended November 30, 2001 as derived from the monthly Business Conditions Report published for the United States by the Steel Service Center Institute. It is a goal of Russel Metals' management to achieve inventory turns at significantly higher levels than the industry norm.

Long-Term Debt
($ million)


210
218
214
99
00
01

Debt and Credit Facilities The Company has two long-term debt instruments. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. In September and October of 2001, the Company repurchased US $9.4 million of its 10% Senior Notes in the market at face value. The balance outstanding at December 31, 2001 is US $115.6 million. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At December 31, 2001, the long-term debt balance of $214.1 million is only $3.4 million less than at December 31, 2000 due to the significant increase in the U.S. exchange rate.

The Company believes that the repurchase of the 10% Senior Notes is an appropriate use of cash on hand due to the availability of cash and unused operating lines of credit and the high interest rate.

Bank Credit Facilities

($ millions)	Canadian	U.S.	Total
Bank loans	$ —	$ 0.9	$ 0.9
On deposit	14.5	3.6	18.1
Net borrowings (cash)	(14.5)	(2.7)	(17.2)
Letters of credit	10.5	2.9	13.4
	$ (4.0)	$ 0.2	$ (3.8)
Facility availability	$ 231.4	$ 55.7	$ 287.1

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At December 31, 2001, Russel Metals was entitled to borrow $231.4 million, including letters of credit. At December 31, 2001, Russel Metals had no borrowings and had $10.5 million in letters of credit under this facility. At December 31, 2000, Russel Metals had borrowings of $12.0 million and $9.7 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2001, these subsidiaries had borrowings of US $0.5 million and letters of credit of US $1.8 million compared to borrowings of US $8.0 million and letters of credit of US $3.0 million at December 31, 2000.

Based on Russel Metals' current financial position and management's estimate of the results of operations prepared for internal planning purposes, Russel Metals believes that it will generate a sufficient amount of cash flow from operations to pay all of its preferred share dividends, interest obligations on its indebtedness and operating costs as they become due during the next two years.

Dividends and Share Capital The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. The Senior Notes do not restrict preferred share dividends. At December 31, 2001, the Company had $1.7 million available for restricted payments. This amount is not sufficient to fund the normal $0.05 per share dividend on common shares, and a decision was made not to declare a common share dividend in the first quarter of 2002.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is positive, or 100% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is negative. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions, such as the loss on sale of Total Distributors, and unrealized foreign exchange gains and losses.

During the year ended December 31, 2001, no common shares have been repurchased. The Company renewed its normal course issuer bid in February 2001, which allows it to purchase up to 2,660,000 common shares during the year ending on February 23, 2002. The ability to repurchase share capital is impacted by the same restrictions discussed above under dividends.

The Company believes that reducing its share capital is beneficial to its shareholders. Since February 1999, the Company has purchased 13,074,235 common shares totaling $51.9 million. During March 2000, the Company completed a dutch auction style substantial issuer bid. On March 31, 2000, the Company paid $30 million to purchase 7,143,935 common shares at $4.20 per share. Also, during 2000, 2,384,000 common shares were purchased at an average cost of $3.83 through the normal course issuer bid.

Weighted Average Shares
(million)


49.6
41.1
36.0
99
00
01

Outlook The Company's service center segment is starting to see an up-tick in pricing from its suppliers. This is a direct reflection of the fact that over 25 steel mills and service centers in North America are either in bankruptcy or insolvency proceedings. Furthermore, with the initiation of the U.S. Federal Government section 201 action against steel imports and the continual trade actions brought by the steel mills in Canada, and with the capacity reduction of approximately 17 million tons due to mill shutdowns, production capacity is beginning to come in line with perceived demand.

We have yet to see a significant increase in demand, but management is cautiously optimistic that by the second half of 2002 demand will be on the upswing.

The import/export operations showed more strength than anticipated in 2001 and are expected to be unchanged in 2002.

The energy sector operations have been impacted by lower oil and gas pricing, and management expects levels similar to those prevalent in the second half of 2001 to continue through 2002.

We currently anticipate that earnings for 2002 will resemble earnings prior to unusual items, restructuring and acquisition costs that were reported in 2001.

Management's Report to the Shareholders

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company. The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP on behalf of the shareholders. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

E. M. Siegel, Jr.
President and
Chief Executive Officer

Brian R. Hedges
Executive Vice President and
Chief Financial Officer

Auditors' Report

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
February 1, 2002

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. During fiscal 2001, the Company adopted new Canadian accounting standards described in Note 2 to the financial statements.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
February 1, 2002

Consolidated Balance Sheets

At December 31 ($000)	2001	2000
Assets		
Current		
Cash	$ 17,151	$ 8,923
Accounts receivable	197,716	248,296
Inventories	265,417	290,991
Prepaid expenses and other assets	5,099	4,319
Income taxes recoverable	5,297	10,735
	490,680	563,264
Property, Plant and Equipment (Note 5)	109,039	99,247
Deferred Financing Charges	6,177	7,613
Goodwill	15,123	7,843
Future Income Tax Assets (Note 10)	12,653	11,292
Other Assets (Note 6)	3,197	5,198
	$ 636,869	$ 694,457
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness (Note 7)	$ —	$ 21,234
Accounts payable and accrued liabilities	162,180	192,486
Income taxes payable	165	513
	162,345	214,233
Long-Term Debt (Note 8)	214,105	217,525
Pensions and Benefits (Note 14)	9,242	9,143
Future Income Tax Liabilities (Note 10)	4,459	5,501
	390,151	446,402
Contingencies and Commitments (Note 16)		
Shareholders' Equity		
Preferred shares (Note 11)	30,000	30,000
Shareholders' equity (Note 11)	216,718	218,055
	246,718	248,055
	$ 636,869	$ 694,457

On Behalf of the Board,

Director

Director

Consolidated Statements of Earnings and Retained Earnings

For the years ended December 31 ($000 except per share data)	2001	2000	1999
Revenues	**$ 1,402,509**	$ 1,530,978	$ 1,415,392
Cost of sales and operating expenses	**1,351,888**	1,464,836	1,356,172
Earnings before the following	**50,621**	66,142	59,220
Restructuring costs (Note 3)	**2,400**	—	—
Foreign exchange loss (Note 12)	**1,383**	—	—
Debt repurchase costs	**391**	—	—
Interest expense – net (Note 9)	**23,017**	23,849	19,343
Loss on sale of business (Note 4)	**6,000**	—	—
Acquisition costs (Note 3)	**1,688**	—	—
Earnings before income taxes	**15,742**	42,293	39,877
Provision for (recovery of) income taxes (Note 10)	**7,134**	18,393	(1,979)
Net earnings for the year	**8,608**	23,900	41,856
Retained Earnings –			
Distributions			
Dividends on preferred shares	**(2,250)**	(2,250)	(2,250)
9% Convertible Debentures (Note 9)	**—**	—	(2,885)
	(2,250)	(2,250)	(5,135)
Earnings available to common shareholders	**6,358**	21,650	36,721
Dividends on common shares	**(7,596)**	(5,854)	—
Amount related to common shares purchased for cancellation	**—**	(8,944)	(1,097)
Retained earnings, beginning of the year	**101,699**	76,182	54,862
Adjustment for income taxes (Note 2)	**—**	18,665	—
Adjustment for pensions and benefits (Note 2)	**—**	—	(14,304)
Retained earnings, end of the year (Note 11)	**$ 100,461**	$ 101,699	$ 76,182
Basic and diluted earnings per common share	**$ 0.17**	$ 0.53	$ 0.74

Consolidated Cash Flow Statements

For the years ended December 31 ($000)	2001	2000	1999
Operating activities			
Net earnings for the year	**$ 8,608**	$ 23,900	$ 41,856
Depreciation and amortization	**14,663**	14,245	12,444
Future income taxes	**3,503**	15,449	665
Loss (gain) on sale of fixed assets	**(113)**	455	111
Restructuring costs	**2,400**	—	—
Foreign exchange loss	**1,093**	—	—
Debt repurchase/redemption costs	**391**	—	1,087
Loss on sale of business	**6,000**	—	—
Acquisition costs	**1,688**	—	—
Cash from operating activities before working capital	**38,233**	54,049	56,163
Changes in non-cash working capital items			
Accounts receivable	**69,182**	(17,277)	16,653
Inventories	**36,772**	(28,558)	77,263
Accounts payable and accrued liabilities	**(46,328)**	(3,802)	(8,872)
Current income taxes	**(4,397)**	(9,919)	—
Other	**(323)**	274	273
Change in non-cash working capital	**54,906**	(59,282)	85,317
Cash from (used in) operating activities	**93,139**	(5,233)	141,480
Financing activities			
Increase (decrease) in bank borrowing	**(38,441)**	15,964	(90,892)
Dividends on common shares	**(7,596)**	(5,854)	—
Distributions	**(2,250)**	(2,250)	(5,135)
Redemption/repurchase of long-term debt	**(14,808)**	—	(198,209)
Issue of long-term debt	**—**	—	184,050
Purchase of common shares	**—**	(39,444)	(12,481)
Deferred financing costs	**(29)**	(577)	(7,070)
Cash used in financing activities	**(63,124)**	(32,161)	(129,737)
Investing activities			
Purchase of fixed assets	**(8,152)**	(13,020)	(17,249)
Proceeds on sale of fixed assets	**255**	108	341
Purchase of businesses (Note 3)	**(25,288)**	(4,500)	—
Proceeds on sale of businesses (Note 4)	**10,397**	—	—
Proceeds from assets held for sale	**—**	42,335	(1,062)
Other	**1,001**	1,426	(6,429)
Cash from (used in) investing activities	**(21,787)**	26,349	(24,399)
Increase (decrease) in cash	**8,228**	(11,045)	(12,656)
Cash position, beginning of the year	**8,923**	19,968	32,624
Cash position, end of the year	**$ 17,151**	$ 8,923	$ 19,968

1. Summary of Significant Accounting Policies

a) **Principles of consolidation** The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 17.

b) **Inventories** Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c) **Property, plant, equipment and depreciation** Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 years for buildings, 10 years for machinery and equipment, 5 years for leasehold improvements and 2 to 5 years for computer equipment. Depreciation expense was $12,993,000 in 2001 (2000 – $11,863,000; 1999 – $9,987,000).

d) **Deferred financing charges and amortization** Costs incurred that relate to financing are deferred and amortized over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,237,000 in 2001 (2000 – $1,304,000; 1999 – $1,382,000).

e) **Goodwill and amortization** Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. Goodwill on acquisitions prior to July 1, 2001 is amortized on a straight-line basis over a period not exceeding 40 years or written down when there has been a permanent impairment in value. Amortization recorded in 2001 was $433,000 (2000 – $1,078,000; 1999 – $1,075,000). For 2000 and 1999 goodwill was amortized over a period not exceeding 20 years. This change reduced amortization by $529,000 for the year ended December 31, 2001. Goodwill on acquisitions subsequent to July 1, 2001 is not amortized but is subject to an annual permanent impairment test (see Note 2).

f) **Pensions** The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Aggregate gains and losses are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g) **Income taxes** The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial accounting and the tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company adopted the new Canadian accounting standards for income taxes effective January 1, 2000 (see Note 2).

Prior to January 1, 2000, the Company used the deferral method of tax allocation. The 1999 income tax figures are presented in accordance with the former standard.

h) **Foreign currency translation** The accounts of foreign subsidiaries are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the year. The resulting gains or losses are accumulated as a separate component of shareholders' equity.

Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the separate component of shareholders' equity. Effective January 1, 2001, the Company adopted the new Canadian accounting standards on foreign currency translation and accordingly, exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 2).

i) **Earnings per share** Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2001 was 37,981,501 (2000 – 41,068,870; 1999 – 49,573,917).

j) **Stock-based compensation** The Company adopted the new accounting standard for stock-based compensation and other stock-based payments. The Company has chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the new standard. As required by the standard, pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used (see Note 11).

k) **Revenue recognition** Revenue is recognized when the goods are shipped to the customer. Revenue on certain sales in the energy segment, where the Company acts as an agent, is also recognized when the goods are shipped and is presented on a net basis.

l) **Use of estimates** The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, provisions for environmental cleanup costs of previously discontinued operations, inventories and other contingencies represent management's best estimates. Actual results could differ from these estimates.

2. Change in Accounting Policies

a) Effective July 1, 2001, the Company adopted the new accounting standard for business combinations. The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 (see Note 3) and the goodwill generated from these acquisitions is not amortized as required by the transitional provisions of the goodwill standard. Effective January 1, 2002, the Company has adopted the entire standard for goodwill and other intangible assets and has ceased the amortization of goodwill for acquisitions prior to July 1, 2001.

b) Effective January 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company elected to adopt these standards retroactively without restatement. The cumulative effect of adopting the standard was an increase in net tax assets of $17,767,000, cumulative translation adjustment of $898,000 and retained earnings of $18,665,000 as of January 1, 2000.

c) Effective January 1, 1999, the Company adopted the new Canadian accounting standards for employee future benefits and elected to adopt retroactively with no restatement. These new standards require accrual accounting for retirement and post-employment benefits and the use of current market rates to estimate the present value of the pension liability. The transitional obligation of $14,304,000 arising out of the application of the new standards has been charged to retained earnings in 1999. The effect of the change in the accounting policy was not significant to the earnings in the periods reported.

d) Effective January 1, 2001, the Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments. Under the new earnings per share standard, the treasury stock method is used for determining the dilutive effect of stock options issued. Under the new accounting standard for foreign currency translation, foreign exchange gains and losses on long-term debt are no longer deferred and amortized. The new accounting standard on stock-based compensation permits the intrinsic value-based method of accounting for stock-based compensation. The implementation of these standards does not have a material effect on the Company's results of operations, financial position or cash flows.

3. Business Acquisitions

Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million. The acquisition was to strengthen the B.C. Region and led to the restructuring of the B.C. service center operations. Costs associated with the restructuring of the A. J. Forsyth locations were included in goodwill on acquisition, which totaled $7.6 million, of which $0.8 million is deductible for tax. The costs of restructuring the Russel Metals locations of $2.4 million have been charged to income.

Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods, for $4.5 million cash and assumed bank debt of $5.3 million. Additional amounts under an earnout based on results may be paid over five years and will be incremental to goodwill. The additional amount related to 2001 is $102,000 (2000 – $509,000).

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

Net assets acquired, at assigned values at acquisition dates:

($000)	2001	2000
Accounts receivable	$ 12,323	$ 16,503
Inventories	15,945	4,587
Fixed assets	16,693	53
Other assets	510	12
Goodwill	8,321	3,000
Total assets	53,792	24,155
Accounts payable and accrued liabilities	(8,203)	(14,385)
Future income taxes	(3,181)	—
Net identifiable assets	42,408	9,770
Bank debt assumed	(17,120)	(5,270)
Net assets acquired	$ 25,288	$ 4,500

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

4. Divestitures

Divestitures include the sale of the inventory and fixed assets of Total Distributors, the Company's Tulsa based energy sector operation for cash of $9.6 million on June 15, 2001. This sale resulted in a loss on sale of business of $6.0 million.

5. Property, Plant and Equipment

($000)	2001		2000	
	Cost	Net	Cost	Net
Land and buildings	$ 71,157	$ 41,948	$ 61,030	$ 33,461
Machinery and equipment	153,647	56,601	144,090	54,832
Leasehold improvements	24,933	10,490	24,830	10,954
	$ 249,737	$ 109,039	$ 229,950	$ 99,247

6. Other Assets

Other assets include demand loans to officers at prescribed interest rates for the purchase of Company shares in the amount of $741,670 (2000 – $226,000).

7. Revolving Credit Facilities

The Company has a credit facility with a syndicate of banks which provides a line of credit to a maximum of $253.8 million, including letters of credit. The Company has extended the facility to June 19, 2005. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2001. The obligations of the Company under this Agreement are secured by a pledge of trade accounts receivable and inventories of substantially all of the Company's operations. At December 31, 2001, the Company had no borrowings (2000 – $12.0 million) and letters of credit of $10.5 million (2000 – $9.7 million) under this facility.

In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2001, these subsidiaries had borrowings of US $0.5 million (2000 – US $8.0 million) and letters of credit of US $1.8 million (2000 – US $3.0 million).

8. Long-Term Debt

($000)	2001	2000
10% Senior Notes (2001 – US $115.6 million; 2000 – US $125.0 million) due June 1, 2009	**$ 184,105**	$ 187,525
8% Subordinated Debentures due June 15, 2006	**30,000**	30,000
	$ 214,105	$ 217,525

a) **10% Senior Notes** On May 26, 1999, the Company completed the issue of Senior Notes of US $125 million due June 2009 bearing interest at 10%. The proceeds of this issue plus cash on hand were used to redeem the outstanding 10.25% Senior Notes of US $87.0 million on June 25, 1999 and the outstanding 9% Convertible Debentures of $70.3 million on June 28, 1999. During the year ended December 31, 2001, the Company repurchased US $9.4 million of the 10% Senior Notes for US $9.4 million in cash.

US $69.4 million (2000 – US $75.0 million) of these are notes of Russel Metals Inc., legal entity, and have been designated as a hedge of the Company's net investment in foreign subsidiaries. The remaining US $46.2 million (2000 – US $50.0 million) are notes of RMI USA LLC, a U.S. subsidiary of Russel Metals Inc.

The notes are redeemable, as units, in whole or in part, at the joint option of the Company and the U.S. Subsidiary, on or after June 1, 2004 at 105% of the principal amount declining rateably to 100% of the principal amount on or after June 1, 2007. In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The notes contain certain restrictions on the payment of common share dividends.

b) **8% Subordinated Debentures** The 8% Subordinated Debentures, which are unsecured and mature in June 2006, are redeemable at face value subject to certain conditions being met.

9. Interest expense

($000)	2001	2000	1999
Interest on long-term debt	**$ 21,396**	$ 21,533	$ 19,077
Other interest expense	**1,621**	2,316	266
	$ 23,017	$ 23,849	$ 19,343

Total interest paid by the Company in 2001 was $23,272,000 (2000 – $23,654,000; 1999 – $23,750,000). The 1999 amount paid includes the amount recorded in retained earnings as a distribution for the 9% Convertible Debentures included in equity.

10. Income taxes

a) The non-current future income tax balances consist of:

($000)	2001	2000
Future income tax assets		
Tax benefits of loss carryforwards	**$ 11,421**	$ 7,645
Plant and equipment	**(2,481)**	6,894
Pensions and benefits	**2,999**	3,261
Other timing	**2,572**	413
Unrealized foreign exchange charged to equity	**3,638**	1,290
Gross future income tax assets	**18,149**	19,503
Valuation allowance	**(5,496)**	(8,211)
Total future income tax assets	**12,653**	11,292
Future income tax liabilities		
Plant and equipment	**(4,530)**	(5,188)
Other timing	**71**	(313)
Total future income tax liabilities	**(4,459)**	(5,501)
Net future income taxes	**$ 8,194**	$ 5,791

b) The Company's effective income tax rate is derived as follows:

($000)	**2001**	2000	1999
Average combined statutory rate	**41.9%**	43.5%	45.0%
Statutory tax rate changes	**(2.4%)**	0.9%	—
Large Corporation Tax	**2.8%**	0.6%	—
Rate difference of U.S. companies	**4.1%**	(0.7%)	—
Benefit of losses carried forward	**—**	—	(39.6%)
Benefit of current year timing differences	**—**	—	(11.3%)
Other	**(1.1%)**	(0.8%)	0.9%
Average effective tax rate	**45.3%**	43.5%	(5.0%)

At January 1, 2000, the Company adopted the new standard for income taxes. All tax losses that were determined more likely than not to be utilized were recognized on the balance sheet resulting in an increase in net current tax assets of $8.4 million, non-current future income tax balances of $9.4 million and shareholders' equity of $17.8 million.

Prior to 1999, the Company had determined under the previous standard that virtual certainty of realizing all tax benefits within Canada was not present and only balances relating to U.S. assets were recorded on the balance sheet. In 1999, current timing differences related to Canadian earnings were recorded as future tax assets.

c) The details of the income tax provision (recovery) are as follows:

($000)	**2001**	2000	1999
Current provision	**$ 3,631**	$ 2,944	$ 2,543
Future provision (recovery)	**3,881**	15,089	(4,522)
Statutory rate adjustments	**(378)**	360	—
	$ 7,134	$ 18,393	$ (1,979)

d) Income taxes paid (recovered) in 2001 were $2,058,000 (2000 – $3,838,000; 1999 – $(2,352,000)).

e) The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount
	2004	$ 3,436
	2005	3,810
	2006	1,731
	2007	1,248
	2008	571

In addition, the Company has recorded a valuation allowance for timing differences of approximately $3.7 million (2000 – $7.5 million).

11. Shareholders' Equity

a) The components of shareholders' equity are as follows:

($000)	**2001**	2000
Common shares	**$ 122,071**	$ 122,071
Retained earnings	**100,461**	101,699
Cumulative translation adjustment	**(5,814)**	(5,715)
	$ 216,718	$ 218,055

b) At December 31, 2001, the authorized share capital of the Company consists of:

(i) an unlimited number of common shares without nominal or par value;
(ii) an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and
(iii) an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Company has 1,200,000 cumulative, redeemable Class II preferred shares, Series C with annual cash dividends of $1.875 per share payable in quarterly instalments authorized, issued and outstanding as of December 31, 2001 and 2000. This series of Class II preferred shares is non-voting and is redeemable at a price of $25 per share without condition.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

c) The number of common shares issued and outstanding at December 31 was as follows:

	Number of Shares	Amount ($000)
Balance, December 31, 1999	47,489,547	$ 152,571
Shares purchased – normal course issuer bid	(2,384,000)	(7,652)
– substantial issuer bid	(7,143,935)	(22,932)
Stock options exercised	19,900	84
Fractional shares bought and cancelled	(11)	—
Balance, December 31, 2001 and 2000	37,981,501	$ 122,071

In February 2001 and 2000, the Company received approval for a normal course issuer bid, allowing the Company to purchase its common shares on the open market over a twelve month period.

On March 6, 2000, the Company issued an offer to purchase for $30 million in cash up to 8 million of its common shares for not more than $4.25 and not less than $3.75, in the form of a dutch auction style substantial issuer bid. On March 31, 2000, the Company purchased 7,143,935 shares pursuant to this bid at $4.20 per share. The stated capital has been removed from the common share account and the remainder charged to retained earnings.

The common shares purchased were cancelled.

d) The Company has a shareholder approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 4,500,000. The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. Any consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

	Number of Options		Weighted Average Exercise Price	
	2001	2000	**2001**	2000
Balance, beginning of the year	**1,884,600**	1,552,100	**$ 4.45**	$ 4.73
Granted	**629,000**	483,000	**3.06**	3.59
Exercised	**—**	(19,900)	**—**	4.24
Expired	**(220,000)**	(130,600)	**5.44**	4.72
Balance, end of the year	**2,293,600**	1,884,600	**$ 3.97**	$ 4.45
Exercisable	**1,360,400**	1,134,433	**$ 4.39**	$ 4.82

The outstanding options at December 31, 2001 have exercise prices ranging from $3.00 to $6.375. These options expire in the years 2002 to 2011 and have a weighted average remaining contractual life of 7.8 years.

At January 1, 2001, *the Company adopted the new accounting standard for stock-based compensation*. As permitted by the standard, the Company has elected to account for stock options using the intrinsic value-based method.

Pro forma net earnings and earnings per share, as calculated under the fair value-based method are as follows:

($000 except per share data)	2001	2000	1999
Net earnings	**$ 7,707**	$ 22,862	$ 40,854
Basic earnings per common share	**$ 0.14**	$ 0.50	$ 0.72

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2001	2000	1999
Dividend yield	**5.0%**	5.0%	—
Expected volatility	**41.8%**	47.5%	48.9%
Expected life	**10 yrs**	10 yrs	10 yrs
Risk free rate of return	**5.0%**	5.0%	5.0%
Weighted average fair value of options granted	**$ 0.91**	$ 1.19	$ 2.33

12. Financial Instruments

a) **Fair value** As at December 31, 2001 and 2000, the estimated fair value of financial assets, liabilities and off balance sheet instruments approximates their carrying values.

The estimated fair value of long-term debt as at December 31, 2001 and 2000 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2001	2000
Long-term debt		
Carrying amount	**$ 214,105**	$ 217,525
Fair value	**217,458**	192,877

b) **Credit risk** The Company, in the normal course of business, is exposed to credit risk from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this risk by entering into forward contracts with Canadian chartered banks only.

c) **Interest rate risk** The Company is not exposed to significant interest rate risk. The Company's long-term debt is at fixed rates. The Company's bank debt that is used to finance working capital, which is short term in nature, is at floating interest rates.

d) **Foreign exchange risk** The Company uses foreign exchange contracts to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2001, the Company had outstanding forward foreign exchange contracts in the amounts of US $6.0 million (2000 – US $4.5 million) and Euro 0.4 million (2000 – DM 0.9 million).

The Company has designated US $69.4 million of the Senior Notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowing not required to hedge its net investment are charged to income as incurred. This resulted in a foreign exchange loss of $1.4 million in 2001.

13. Segmented Information

The Company conducts business primarily in three metals business segments.

i) **Service center distribution** The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. The Company services all major geographic regions of Canada and selected regions in the United States.

ii) **Energy sector distribution** The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers. These operations distribute pipe, tubular products and valves, primarily to the energy sector in Western Canada and the Western United States.

iii) **Steel import/export** The Company's steel import/export business primarily imports foreign steel products into Canada and the United States for sale to third party steel service centers and other customers.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

a) **Results by business segment:**

($000)	2001	2000	1999
Segment Revenues			
Service center distribution	**$ 706,173**	$ 804,043	$ 760,568
Energy sector distribution	**360,515**	331,383	274,519
Steel import/export	**321,454**	385,355	369,285
	1,388,142	1,520,781	1,404,372
Other	**14,367**	10,197	11,020
	$ 1,402,509	$ 1,530,978	$ 1,415,392
Segment Operating Profits			
Service center distribution	**$ 19,352**	$ 36,064	$ 39,501
Energy sector distribution	**18,406**	15,317	7,362
Steel import/export	**14,175**	20,126	17,811
	51,933	71,507	64,674
Other income	**6,177**	2,876	3,513
Corporate expenses	**(7,489)**	(8,241)	(8,967)
	$ 50,621	$ 66,142	$ 59,220
Identifiable Assets			
Service center distribution	**$ 298,098**	$ 297,702	$ 316,823
Energy sector distribution	**149,623**	179,384	124,240
Steel import/export	**112,941**	144,725	104,440
Identifiable assets by segment	**560,662**	621,811	545,503
Assets not included in segments			
Cash	**17,151**	8,923	19,968
Income tax assets	**17,950**	22,027	4,522
Deferred financing charges	**6,177**	7,613	8,249
Other assets	**3,197**	5,198	31,171
Corporate and other operating assets	**31,732**	28,885	47,033
Total assets	**$ 636,869**	$ 694,457	$ 656,446

b) Results by geographic segment:

($000)	2001	2000	1999
Segment Revenues			
Canada	**$ 941,105**	$ 1,032,222	$ 903,295
United States	**447,037**	488,559	501,077
	$ 1,388,142	$ 1,520,781	$ 1,404,372
Segment Operating Profits			
Canada	**$ 46,940**	$ 64,604	$ 56,306
United States	**4,993**	6,903	8,368
	$ 51,933	$ 71,507	$ 64,674
Identifiable Assets			
Canada	**$ 425,564**	$ 451,583	$ 390,850
United States	**135,098**	170,228	154,653
	$ 560,662	$ 621,811	$ 545,503

14. Pensions and Benefits

The Company maintains defined benefit pension plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components for the Company's pension and benefit expense include the following:

($000)	2001	2000	1999
Defined benefit pension plans			
Benefits earned during the year	**$ 1,237**	$ 1,204	$ 1,386
Interest cost on benefit obligation	**3,469**	3,332	2,838
Return on plan assets	**(3,396)**	(3,263)	(2,977)
Other	**(110)**	(194)	—
	1,200	1,079	1,247
Post retirement benefits	**380**	365	395
Defined contribution plans			
Paid during the year	**522**	764	1,020
	2,102	2,208	2,662
Related to discontinued operations	**(498)**	(505)	(484)
Pension and benefit expense	**$ 1,604**	$ 1,703	$ 2,178

The actuarial determinations were based on the following assumptions in each year:

	2001	2000	1999
Assumed discount rate – year end	**6.5%**	7.0%	7.5%
Expected long-term rate of return on plan assets	**7.0%**	7.0%	7.0%
Rate of increase in future compensation	**4.0%**	4.0%	4.0%
Rate of increase in future government benefits	**3.5%**	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 8% (2000 – 9%, 1999 – 10%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post retirement benefits of $392,000 or a decrease of $367,000 and an increase in net periodic cost of $28,000 or a decrease of $26,000.

The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

($000)	Pension Plans 2001	Pension Plans 2000	Other Benefit Plans 2001	Other Benefit Plans 2000
Reconciliation of accrued benefit obligation				
Balance, beginning of the year	**$ 49,831**	$ 41,958	**$ 5,297**	$ 4,976
Current service cost	**1,627**	1,612	**36**	33
Interest cost	**3,469**	3,332	**362**	366
Benefits paid	**(2,319)**	(2,396)	**(234)**	(214)
Plan amendments	**106**	—	**—**	—
Actuarial loss	**2,827**	5,325	**144**	136
Balance, end of the year	**$ 55,541**	$ 49,831	**$ 5,605**	$ 5,297
Reconciliation of fair value of plan assets				
Balance, beginning of the year	**$ 48,824**	$ 46,861	**$ —**	$ —
Actual return of plan assets	**(650)**	2,453	**—**	—
Employer contributions	**1,607**	1,498	**234**	214
Employee contributions	**390**	408	**—**	—
Benefits paid	**(2,319)**	(2,396)	**(234)**	(214)
Balance, end of the year	**$ 47,852**	$ 48,824	**$ —**	$ —
Unamortized amounts				
Funded status – surplus/(deficit)	**$ (7,689)**	$ (1,007)	**$ (5,605)**	$ (5,297)
Unrecognized prior service cost	**106**	—	**—**	—
Unamortized net actuarial loss/(gain)	**4,425**	(1,962)	**(582)**	(877)
Accrued benefit liability	**$ (3,158)**	$ (2,969)	**$ (6,187)**	$ (6,174)

As at December 31, 2001, the Company has certain unfunded executive arrangements with an accrued benefit obligation of $4,954,000 (2000 – $4,851,000). As at December 31, 2001, five (2000 – two) of the Company's pension plans, included in the previous table, had a projected benefit obligation of $43,247,000 (2000 – $19,527,000), a fair value of plan assets of $38,460,000 (2000 – $19,103,000) and an unfunded obligation of $4,787,000 (2000 – $424,000).

The other benefit plans primarily represent obligations to retired employees of sold or closed businesses. Approximately 4.7% of all active employees are entitled to retirement benefits.

($000)	2001	2000
Defined contribution plans		
Fair value of plan assets		
Canadian plans	**$ 5,479**	$ 216
401(k) U.S. plans	**20,249**	19,728
	$ 25,728	$ 19,944

In 2001, the above table includes the defined contribution plans of A. J. Forsyth.

($000)	2001	2000
Plans in the process of being wound up		
Fair value of plan assets	**$ 15,048**	$ 14,702
Projected benefit obligation	**(219)**	(189)
Surplus	**$ 14,829**	$ 14,513

The plans in the process of being wound up relate to previously discontinued operations. The resolution of the surplus may result in sharing arrangements with employees of those operations.

As at December 31, 2001, approximately 50% of all pension plan assets were invested in equities, 34% in fixed income securities, and 16% in cash.

15. Discontinued Operations

Prior to 1999, the Company had discontinued a number of operations which were in businesses other than metals. During 1999, the Company had earnings from discontinued operations of $1.9 million and allocated interest expense of $1.9 million resulting in net earnings of nil. Comparative figures have been reclassified in accordance with current year presentation.

16. Contingencies and Commitments

a) The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b) The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2002 – $8,035,000; 2003 – $6,486,000; 2004 – $4,895,000; 2005 – $3,421,000; 2006 – $2,356,000; 2007 and beyond – $4,009,000. Rental expense on operating leases were as follows: 2001 – $10,645,000, 2000 – $12,741,000, and 1999 – $13,192,000.

c) The Company is incurring site cleanup and restoration costs related to properties held for resale and discontinued operations. Remedial actions are currently underway at several sites. The estimated costs of these cleanups have been provided for in discontinued operations based on management's best estimates. Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

17. United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000 except per share data)	**2001**	2000	1999
Net earnings for the year under Canadian GAAP	**$ 8,608**	$ 23,900	$ 41,856
Income taxes	**(360)**	360	18,665
Amortization of transitional obligation – pensions	**(561)**	(561)	(561)
Amortization of unrealized exchange loss on long-term debt	**—**	—	507
Unrealized exchange gain on long-term debt	**—**	—	767
Distribution on the 9% Convertible Debentures	**—**	—	(2,885)
Net earnings according to U.S. GAAP	**7,687**	23,699	58,349
Distributions – U.S. GAAP	**2,250**	2,250	2,250
Net earnings available to common shareholders – U.S. GAAP	**5,437**	21,449	56,099
Other comprehensive income items:			
Change in currency translation adjustment	**(2,803)**	(2,554)	586
Tax effect of change in currency translation adjustment	**2,704**	2,188	(898)
Minimum pension liability	**(5,178)**	(617)	—
Comprehensive earnings – U.S. GAAP	**$ 160**	$ 20,466	$ 55,787
Opening retained earnings and comprehensive earnings – U.S. GAAP	**$ 103,016**	$ 97,348	$ 34,247
Transitional obligation	**—**	—	8,411
Dividends on common shares	**(7,596)**	(5,854)	—
Amount related to common shares purchased for cancellation	**—**	(8,944)	(1,097)
Comprehensive earnings – U.S. GAAP	**160**	20,466	55,787
Closing retained earnings and comprehensive earnings – U.S. GAAP	**$ 95,580**	$ 103,016	$ 97,348
Basic earnings per common share – Canadian GAAP	**$ 0.17**	$ 0.53	$ 0.74
Basic earnings per common share – U.S. GAAP	**$ 0.14**	$ 0.52	$ 1.13

a) Effective January 1, 2000, the Company adopted the new Canadian accounting standards for accounting for income taxes. Prior to January 1, 2000, the Company followed the deferral method of tax allocation in accounting for income taxes. Under U.S. GAAP, the Company was required to account for future income taxes using the liability method whereby future tax assets and liabilities are measured at currently enacted tax rates and valuation allowances are required when it is not "more likely than not" that portions of the future tax assets will be realized. During 1999, the more likely than not standard was met on certain future tax assets resulting in a realization of prior year taxes of $18.7 million.

Canadian standards require an adjustment to income when changes in income tax rates have been substantively enacted. A proposed change in income tax rates resulted in a charge to income of $360,000 for the year ended December 31, 2000. As at December 31, 2000, this tax rate change had not been enacted as required by the U.S. standards. In 2001, this proposed change was enacted.

b) Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Four of the Company's plans have a minimum liability which has been charged to other comprehensive income under U.S. GAAP.

c) The portion of the gain or loss on translation of the Company's U.S. currency denominated debt, which is not used to hedge the Company's net investment in U.S. subsidiaries, was deferred and amortized over the remaining life of the debt. Under U.S. GAAP, the gain or loss on translation is included in income when it arises. In 2001 and 2000, the entire U.S. denominated debt was designated as a hedge.

d) The 9% Convertible Debentures, redeemed in June 1999, were split between long-term debt and shareholders' equity. Under U.S. GAAP, the debenture would have been treated as a debt instrument. Interest expense recorded as a distribution from retained earnings would have been included in net income.

e) Other comprehensive income also includes changes in the cumulative translation account and the taxes thereon. This account represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of foreign denominated assets and liabilities.

f) The Company adopted SFAS 133 Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138 effective January 1, 2001. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

g) In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2). The Company has not determined the effect the impairment test will have on the results of operations and financial position of the Company; however, it may result in a write-off of goodwill in future periods. Also, during 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which are not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Summarized Quarterly Financial Information

2001

(Unaudited)	Three Months Ended Mar. 31	June 30	Sept. 30	Dec. 31	Year Ended Dec. 31
Revenues ($000)	**$ 398,697**	**$ 352,831**	**$ 336,832**	**$ 314,149**	**$ 1,402,509**
Earnings from operations ($000)	**13,981**	**12,932**	**12,338**	**11,370**	**50,621**
Earnings before taxes ($000)	**6,164**	**(566)**	**6,051**	**4,093**	**15,742**
Net earnings ($000)	**3,602**	**(694)**	**3,540**	**2,160**	**8,608**
Basic earnings per common share	**$ 0.08**	**$ (0.03)**	**$ 0.08**	**$ 0.04**	**$ 0.17**
Market price of common shares					
High	**$ 3.55**	**$ 3.74**	**$ 3.90**	**$ 3.68**	**$ 3.90**
Low	**$ 2.70**	**$ 3.00**	**$ 3.12**	**$ 3.25**	**$ 2.70**
Number of common shares traded	**4,797,624**	**2,619,819**	**1,367,335**	**1,988,062**	**10,772,840**

2000

(Unaudited)	Three Months Ended Mar. 31	June 30	Sept. 30	Dec. 31	Year Ended Dec. 31
Revenues ($000)	$ 401,004	$ 383,590	$ 371,978	$ 374,406	$ 1,530,978
Earnings from operations ($000)	23,969	16,017	12,422	13,734	66,142
Earnings before taxes ($000)	18,528	10,095	6,361	7,309	42,293
Net earnings ($000)	10,648	5,946	3,507	3,799	23,900
Basic earnings per common share	$ 0.21	$ 0.14	$ 0.08	$ 0.09	$ 0.53
Market price of common shares					
High	$ 4.20	$ 4.95	$ 4.15	$ 3.85	$ 4.95
Low	$ 3.40	$ 3.75	$ 3.77	$ 2.75	$ 2.75
Number of common shares traded	5,361,649	2,177,764	2,507,441	3,599,429	13,646,283

Practices

The members of the Board of Directors are:

Carl R. Fiora
Corporate Director,
steel industry executive

Martin H. Freedman, Q.C.
Partner, Aikins, MacAulay & Thorvaldson
Barristers & Solicitors

Anthony F. Griffiths
Corporate Director
Chairman of the Board,
Russel Metals Inc.

Robbert Hartog
President
Robhar Investments Ltd.

Lise Lachapelle
Corporate Director

John W. Robinson
Corporate Director,
steel industry executive

Edward M. Siegel, Jr.
President and Chief Executive Officer
Russel Metals Inc.

Arni C. Thorsteinson
President
Shelter Canadian Properties Limited

Russel Metals' Board of Directors places high value on the responsible fulfilment of its duties to the Company and its shareholders. The Board has considered and modified, where changes have been identified, its corporate governance practices in light of the guidelines set out in the 1994 Toronto Stock Exchange Committee on Corporate Governance and current advances in Corporate Governance and is satisfied it operates effectively and independently of management.

Mandate of the Board The Board's mandate is to supervise the management of the business and affairs of the Company. Through the Board's stewardship of the Company, the goal is to enhance long-term value for the shareholders. The Board discharges its responsibility by delegating to management responsibility for day-to-day operations of the business, by monitoring the Company's performance and by considering and approving the Company's strategic direction. The Board has implemented a number of practices to promote effective governance, including a written job description for the CEO, an annual written questionnaire to all Directors and at least two annual Board meetings where management is not present for portions of the meeting.

Composition of the Board The Directors bring to the Company a balance of industry and operational expertise as well as backgrounds in other areas which the Board believes are of benefit. The Board has concluded that all of the Directors of the Company, other than Mr. Siegel, are unrelated within the meaning of the Toronto Stock Exchange Guidelines.

Committees of the Board The Board delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain issues. Each of the committees is comprised entirely of unrelated directors.

Audit Committee The Audit Committee reviews the Company's financial statements, monitors internal control procedures and meets regularly with the external auditors. The members are: M.H. Freedman, R. Hartog, L. Lachapelle (chair), and J.W. Robinson.

Corporate Governance Committee The Corporate Governance Committee develops comprehensive written mandates for each of the Board committees, monitors and evaluates the corporate governance system, recommends candidates for election to the Board and serves as a forum for concerns of Directors which may not be appropriate for discussion in full Board meetings. The members are: C.R. Fiora, A.F. Griffiths (chair), L. Lachapelle and A.C. Thorsteinson.

Management Resources and Compensation Committee The Management Resources and Compensation Committee reviews compensation policies for the Company's executive officers and is responsible for succession planning for the most senior members of management. The members are: C.R. Fiora, A.F. Griffiths, R. Hartog, and A.C. Thorsteinson (chair).

Environmental Management and Health & Safety Committee The Company has established an Environmental Management and Health & Safety Committee for the purpose of reviewing compliance policies and procedures in accordance with legislative and regulatory requirements with regard to Environmental and Health & Safety issues. The members are: C.R. Fiora (chair), M.H. Freedman and J.W. Robinson.

Additional information about the Company's governance practices may be found in the Management Proxy Circular.

Directory

Head Office
1900 Minnesota Court, Ste. 210
Mississauga, Ontario, Canada
L5N 3C9
Tel: (905) 819-7777
Fax: (905) 819-7409
E-mail: info@russelmetals.com
Internet: www.russelmetals.com

Officers
Anthony F. Griffiths
Chairman of the Board
Toronto

Edward M. Siegel, Jr.
President and Chief Executive Officer
Mississauga

Brian R. Hedges
Executive Vice President and
Chief Financial Officer
Mississauga

Marion E. Britton
Vice President, Controller and
Assistant Secretary
Mississauga

Elaine G. Hillis
Assistant Secretary
Mississauga

William M. O'Reilly
Secretary
Davies Ward Phillips & Vineberg, LLP
Toronto

Metal Operations Service Centers
Operating under the name
RUSSEL METALS, unless otherwise
noted below

Canada
Yukon
Whitehorse
A. J. Forsyth
6209 – 6th Avenue, Y1A 1P1
Tel: (867) 667-7841

British Columbia
Operating under the name
A. J. Forsyth throughout B.C.

Delta (Vancouver)
830 Carlisle Road, V3M 5P4
Tel: (604) 525-0544

Campbell River
2710 Vigar Road, V9W 6A3
Tel: (250) 287-8841

Fort St. John
Mile 49 – 1/2 Alaska Highway, V1J 4M6
Tel: (250) 785-5641

Kelowna
668 Willow Park Road, V1X 5C4
Tel: (250) 765-3123

Kitimat
815 Enterprise Avenue, V8C 2P1
Tel: (250) 632-4702

Nanaimo
2555 McCullough Road, V9S 4M9
Tel: (250) 758-2454

1125B Farquhar Street, V9R 2G2
Tel: (250) 753-1555

Prince George
1154 Pacific Street, V2N 5S3
Tel: (250) 563-1274

990 Industrial Way, V2N 5S1
(Specializing in flat rolled)
Tel: (250) 563-1274

Alberta
Calgary
5724 – 40th Street S.E., T2C 2A1
Tel: (403) 279-6600

Edmonton
7016 – 99th Street, T6E 4T2
Tel: (780) 439-2051

Russel Drilling & Industrial Supply
3751 – 69th Avenue, T6B 3G4
Tel: (780) 440-0779

Grande Prairie
11035 – 89th Avenue, T8V 5B9
Tel: (780) 539-3193

Red Deer
6724 Golden West Avenue, T4P 1A8
Tel: (403) 346-2096

Saskatchewan
Regina
445 – 1st Avenue East, S4N 4Z3
Tel: (306) 721-6411

Russel Drilling & Industrial Supply
475 – 1st Avenue East, S4N 4Z3
Tel: (306) 721-9355

Saskatoon
922 – 51st Street East, S7K 5C7
Tel: (306) 931-3338

Manitoba
Winnipeg
Drummond McCall
1359 St. James St., R3H 0K9
Tel: (204) 772-0321

Russel Metals
1510 Clarence Avenue, R3T 1T6
Tel: (204) 475-8584

Ontario
Mississauga (Toronto)
1900 Minnesota Court,
Ste. 210, L5N 3C9
(Ontario General Line Sales)
Tel: (905) 819-7777

Burlington
3455 N. Service Road, L7N 3G2
Tel: (905) 819-7777

Milspec Industries
5036 South Service Road, L7L 5Y7
(Specializing in strapping)
Tel: (905) 333-0646

Cambridge
Vantage Laser Cutting
1600 Industrial Road, Unit #10
N3H 4W5
Tel: (519) 653-1588

Hamilton
175 Shaw Street, L8N 3S2
(Specializing in non-ferrous sales)
Tel: (905) 522-5930
(Specializing in chain)
Tel: (905) 522-1130

B&T Steel
400 Gage Ave. North, L8L 7B2
(Specializing in flat rolled)
Tel: (905) 544-6866

Kingston
191 Dalton Avenue, K7K 6C2
Tel: (613) 546-1281

London
685 Hale Street, N5W 1J1
Tel: (519) 451-1140

Milton
York Steel
8725 Holgate Crescent, L9T 2X7
(Specializing in structurals)
Tel: (905) 875-1447

Ottawa
3101 Hawthorne Road, K1G 3V8
Tel: (613) 247-7700

Stoney Creek
McCabe Steel
687 Arvin Ave., L8E 5R2
Tel: (905) 643-8284

Thunder Bay
Drummond McCall
620 Norah Crescent, P7C 5V8
Tel: (807) 622-8898

Windsor
3702 Walker Road, N8W 3S8
Tel: (519) 250-3788

Quebec
Lachine
Métaux Russel
5205 Fairway Street, H8T 1C1
Tel: (514) 631-4861
Métaux Russel Express
Tel: (514) 633-6000

Arvida
Métaux Russel
2420 Bauman St., G7S 4S4
Tel: (418) 548-3103

New Brunswick
Edmundston
20 Murchie Street, E3B 3K5
Tel: (506) 739-9561

Moncton
1133 St. George Blvd., Ste. 310
E1E 4E1
Tel: (506) 859-4485

Saint John
37 McIlveen Drive,
McAllister Industrial Park, E2L 4B3
Tel: (506) 635-0005

Nova Scotia
Halifax
28 Lakeside Park Drive, B3T 1A3
Tel: (902) 876-7861

Newfoundland
Mount Pearl
Donovans Industrial Estates,
A1N 5B7
Tel: (709) 364-3300

United States
Russel Metals – Bahcall Group
Toll Free: 1-800-875-7624

Appleton, Wisconsin
975 N. Meade Street, 54912
Green Bay, Wisconsin
895 Hinkle Street, 54303
Waukesha, Wisconsin
875 N. Bahcall Court, 53186

Baldwin International
Solon, Ohio
30403 Bruce Industrial Parkway 44139
Tel: (440) 248-9500

Ecorse, Michigan
4111 – 12th Street, 48229
Tel: (313) 928-7171

Energy
Canada
Comco Pipe and Supply Company
Edmonton, Alberta
5910 – 17th Street, T6P 1S5
Tel: (780) 440-2000

Calgary, Alberta
9307 – 48th St. S.E., T2C 2R1
Tel: (403) 203-0831

Stonewall, Manitoba
116 – 4th Street East, R0C 2Z0
Tel: (204) 467-8797

Guelph, Ontario
Kerr Industrial Park, N1H 6H9
Tel: (519) 763-1114

Sarnia, Ontario
1018 Gladwish Drive North, N7T 7H3
Tel: (519) 332-6666

Dollard des Ormeaux, Quebec
65 Brunswick Ave., Ste. #106, J6W 5H9
Tel: (514) 421-2455

Fedmet Tubulars
700 – 9th Avenue S.W., Ste. 2200
Calgary, Alberta, T2P 3V4
Tel: (403) 237-0955

Triumph Tubular & Supply
441 – 5th Avenue S.W., Ste. 875
Calgary, Alberta, T2P 2V1
Tel: (403) 262-3777

United States
Pioneer Pipe
Denver, Colorado
1660 Lincoln Street, Ste. 2300, 80264
Tel: (303) 289-3201

Lindon, Utah (Provo)
1610 West 200 South, 84042
Tel: (801) 224-8739

Houston, Texas
2203 Timberlock Place, Ste. 125-1
The Woodlands, 77380
Tel: (281) 292-2875

Spartan Steel Products
Evergreen, Colorado
2942 Evergreen Pkwy, Ste. 207, 80439
Tel: (303) 670-9048

Import/Export
Canada
Wirth Steel
Montreal, Quebec
1 Westmount Square, Ste. 200
H3Z 2P9
Tel: (514) 939-5555

Burnaby, British Columbia,
4603 Kingsway, Ste. 308
V5H 4M4 Canada
Tel: (604) 436-1741

United States
Sunbelt Group
Houston, Texas
Sunbelt Group
1990 Post Oak Blvd., Ste. 1550
77056-3813
Tel: (713) 840-0550

Continental Wood Trading
1990 Post Oak Blvd., Ste. 1550
77056
Tel: (713) 629-1701

Overland Park, Kansas
Sunbelt Trading (Kansas)
7300 W. 110th Street, Ste. 660
66210
Tel: (913) 491-6660

Other
Thunder Bay Terminals Ltd.
Station F, McKellar Island,
Thunder Bay, Ontario, P7C 5J7 Canada
Tel: (807) 625-7800

Shareholder Information
Stock Symbols:
The Toronto Stock Exchange –
RUS; RUS.PR.C

Transfer Agent and Registrar
CIBC Mellon Trust Company
P.O. Box 7010,
Adelaide Street Postal Stn.
Toronto, Ontario, Canada M5G 2W9
Answer line: Toronto (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.ca
Internet: www.cibcmellon.ca

Acknowledgement: Special thanks to Shaun Wright, Technical Support Analyst, Information Technology Department for the executive photos on pages 3 and 14.

Russel Metals Inc.



A Growing Strength in the North American Metals Distribution Industry

Russel Metals is one of the largest metals distribution and processing companies in North America based on revenues and tons sold. The Company conducts its distribution business primarily in three metals segments: service centers; energy sector pipe, tube, valves and fittings; and import/export. Russel Metals is one of the few metals distribution companies in the world to operate a significant international trading operation in conjunction with service centers.

Service Centers – Purchases metal in large volumes from producers principally in North America, adds value by providing a wide range of value added services, and then distributes the product to a broad base of approximately 15,000 end users through a network of 45 Canadian and 5 U.S. locations. Within Canada, this segment operates under the names Russel Metals, Metaux Russel, Drummond McCall, A.J. Forsyth, B&T Steel and McCabe Steel and in the U.S. under the names Russel Metals – Bahcall Group and Baldwin International.

Energy Sector – The five business units distribute pipe, tube, valves and fittings, chiefly to the energy sector in Western Canada and the Western United States from 5 Canadian and 2 U.S. locations. The Canadian locations operate under the names Comco Pipe and Supply Company, Fedmet Tubulars and Triumph Tubular & Supply, while the U.S. locations operate under the names Pioneer Pipe and Spartan Steel.

Import/Export – Exports North American steel products to international end users and imports foreign steel products into Canada and the United States for customers that include both steel mills and metals distribution companies. The import/export business operates from Canada as Wirth Steel and from the U.S. as the Sunbelt Group.

Russel Metals has over 1,900 metals employees with offices and operations throughout North America. The Company's head office is in Mississauga, Ontario, Canada.

Strategy for Strengthening the Company's Future

To be an aggressive, proactive, top performing metals distribution and import/export business, seeking to create value through diligent emphasis on bottom line performance and effective asset management throughout the organization.

CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

March 22, 2002

ehillis@russelmetals.com

Dear Sirs:

RE: RUSSEL METALS INC.

The following items (Files) were sent by prepaid mail to all shareholders of the above-mentioned Company on March 22, 2002.

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the fiscal year ended December 31, 2001
- X Annual Financial Statement for the fiscal year ended December 31, 2001
- X Supplemental Mail List Card

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk/L_Russel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Date: March 22, 2002

By: (Signed) Brian R. Hedges

Brian R. Hedges
Executive Vice President & CFO